MEMBERSHIP INTERESTS IN BOW ENTERPRISES LLC HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY APPLICABLE STATE SECURITIES LAWS AND HAVE BEEN SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH ACTS, INCLUDING SECTION 4(2) OF THE SECURITIES ACT, AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER SUCH ACTS OR PURSUANT TO AN EFFECTIVE REGISTRATION UNDER SUCH ACTS.

LIMITED LIABILITY COMPANY AGREEMENT

OF

BOW ENTERPRISES LLC

A DELAWARE LIMITED LIABILITY COMPANY

DATED MARCH 11, 2024

Schedule A: Units

Exhibit A: Initial Manager and Initial Officers

Exhibit B: Member Representations, Warranties and Covenants

Exhibit C: Form of Joinder and Consent of Spouse

LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (as amended from time to time, this "**Operating Agreement**" or "**Agreement**") of BOW Enterprises LLC, a Delaware limited liability company (the "**Company**") is effective as of March 11, 2024, by and among the Company and each of the Persons listed at the end of this Agreement as Members.

RECITALS

WHEREAS, the Company was formed as a limited liability company on March 11, 2024, by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware pursuant to and in accordance with the Delaware Limited Liability Company Act, as amended from time to time.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements contained herein, the Company and the Members hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01   Definitions. As used herein, the following terms shall have the following meanings:

"**Act**" shall mean the Delaware Limited Liability Company Act, as amended from time to time.

"**Adjusted Capital Account Deficit**" shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments: (i) credit to such Capital Account any amounts that such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the next to the last sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) after taking into account any changes during such year in Company Minimum Gain and Member Minimum Gain; and (ii) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations. The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"**Affiliate**" shall mean, with respect to any specified person or entity, (i) any person or entity that directly or indirectly controls, is controlled by, or is under common control with such specified person or entity; (ii) any person or entity that directly or indirectly controls 50% or more of the outstanding equity securities of the specified entity or of which the specified person or entity is directly or indirectly the owner of 50% or more of any class of equity securities; (iii) any person or entity that is an officer of, manager of, director of, partner in, or trustee of, or serves in a similar capacity with respect to, the specified person or entity or of which the specified person or entity is an officer, director, partner, manager, or trustee, or with respect to which the specified person or entity serves in a similar capacity; or (iv) any person who is a member of the immediate family of the specified person.

"**Agreed Value**" shall mean the fair market value of property as determined by the Manager using such reasonable methods of valuation as it deems appropriate.

"**Aggregate Consideration**" shall have the meaning set forth in **Section 6.01(c)**.

"**Bipartisan Budget Act of 2015**" shall have the meaning set forth in **Section 8.04(a)**.

"**Book Depreciation**" shall mean the depreciation, cost recovery, or amortization of assets allowable to the Company with respect to an asset for any period, except that if (i) with respect to any asset the Book Value of which differs from its adjusted tax basis for federal income tax purposes at the beginning of such period and that difference is being eliminated by use of the "remedial method" as defined by Section 1.704-3(d) of the Regulations, Book Depreciation for such period shall be the amount of book basis recovered for such period under the rules prescribed by Section 1.704-3(d)(2) of the Regulations, and (ii) with respect to any other asset the Book Value of which differs from its adjusted basis for federal income tax purposes at the beginning of such period, Book Depreciation shall be an amount that bears the same ratio to such beginning Book Value as federal income tax depreciation, amortization, or other cost recovery deduction for such period bears to such beginning adjusted basis; provided, however, that in the case of clause (ii) above, if the adjusted basis for federal income tax purposes of an asset at the beginning of such period is zero, Book Depreciation shall be determined with reference to such beginning Book Value using any reasonable depreciation method selected by the Manager.

"**Book Gain or Book Loss**" shall mean the gain or loss that would be recognized by the Company for federal income tax purposes as a result of sales or exchanges of its assets if its tax basis in such assets were equal to the Book Value of such assets.

"**Book Value**" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows and as adjusted in accordance with this Agreement:

(i)   The initial Book Value of any asset contributed by a Member to the Company shall be the Agreed Value of such asset at the time of contribution;

(ii)   The Book Values of all Company assets shall be adjusted to equal their respective Agreed Values upon the liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations, or as appropriate or necessary in the determination of the Manager to ensure that the Capital Accounts of the Members properly reflect their respective economic interests;

(iii)   Except as otherwise provided in subparagraph (ii), the Book Value of any item of Company assets distributed to any Member shall be adjusted to equal the Agreed Value (taking Code Section 7701(g) into account) of such asset on the date of distribution;

(iv)   The Book Value of any item of Company assets shall be adjusted to equal its Agreed Value on the date of the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of becoming a Member;

(v)   The Book Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations and subparagraph (vi) of the definition of "Net Income" and "Net Losses"; provided, however, that the Book Values shall not be adjusted pursuant to this subparagraph (v) to the extent that an adjustment pursuant to subparagraph (ii) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (v); and

(vi)   If the Book Value of an asset has been determined or adjusted pursuant to subparagraph (i), (ii) or (iv), such Book Value shall thereafter be adjusted by the book depreciation (pursuant to Section 1.704-1(b)(2)(iv)(g)(3) of the Regulations) taken into account with respect to such asset, for purposes of computing Net Income and Net Loss.

"**Capital Account**" shall mean the sum of the cash and the fair market value of any other property contributed by a Member, adjusted from time to time to reflect the Member's share of any Net Income or Loss and any Distributions. Notwithstanding any other provision of this Agreement, the Capital Account of each Member (regardless of the time or manner in which such Member's interest was acquired) shall be established and maintained in accordance with the rules of Section 704(b) of the Code and the safe harbor for allocating profits and loss in Treasury Regulation Section 1.704-1(b)(2)(iv).

"**Capital Contributions**" shall mean the sum of the cash and the fair market value of any other property contributed by a Member, adjusted from time to time to reflect the Member's share of any Net Income or Loss and any Distributions.

"**Cash Available for Distribution**" shall mean cash from operations, sale of assets, borrowings, or otherwise available for distribution to the Members as determined by the Manager in good faith, from time to time considering the needs of the Company for operating capital, the net profits or loss and net cash flow projected to be generated from operations of the Company, the borrowing power of the Company, as well as any debt reductions that may be required to be made, the need to establish cash reserves for any contingencies, and such other criteria as the Manager may deem appropriate under the circumstances.

"**Class A Percentage Interest**" means, with respect to each Class A Member, the percentage determined from time to time by dividing (a) the number of Class A Units held by a Class A Member by (b) the aggregate number of Class A Units held by all of the Class A Members.

"**Certificate of Formation**" shall mean the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware pursuant to the Act.

"**Class A Member**" shall mean (a) each Member holding Class A Units, listed as a Class A Member on **Schedule A** of this Agreement, and (b) each other Person who may hereafter be admitted as a Class A Member in accordance with the terms and conditions hereof and who executes either: (i) a counterpart of this Agreement as a Class A Member; or (ii) a Joinder to this Agreement as a Class A Member, substantially in the form of **Exhibit C** attached hereto.

"**Class A Unit**" shall have the meaning set forth in **Section 2.05(a)**.

"**Class B Member**" shall mean (a) each Member holding Class B Units, listed as a Class B Member on **Schedule A** of this Agreement, and (b) each other Person who may hereafter be admitted as a Class B Member in accordance with the terms and conditions hereof and who executes either: (i) a counterpart of this Agreement as a Class B Member; or (ii) a Joinder to this Agreement as a Class B Member, substantially in the form of **Exhibit C** attached hereto.

"**Class B Percentage Interest**" means, with respect to each Class B Member, the percentage determined from time to time by dividing (a) the number of Class B Units held by a Class B Member by (b) the aggregate number of Class B Units held by all of the Class B Members.

"**Class B Unit**" shall have the meaning set forth in **Section 2.05(a)**.

"**Class C Member**" shall mean (a) each Member holding Class C Units, listed as a Class C Member on **Schedule A** of this Agreement, and (b) each other Person who may hereafter be admitted as a Class C Member in accordance with the terms and conditions hereof and who executes either: (i) a counterpart of

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this Agreement as a Class C Member; or (ii) a Joinder to this Agreement as a Class C Member, substantially in the form of **Exhibit C** attached hereto.

"**Class C Percentage Interest**" means, with respect to each Class C Member, the percentage determined from time to time by dividing (a) the number of Class C Units held by a Class C Member by (b) the aggregate number of Class C Units held by all of the Class C Members.

"**Class C Unit**" shall have the meaning set forth in **Section 2.05(a)**.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended from time-to-time, and the corresponding Regulations promulgated thereunder.

"**Company**" shall have the meaning set forth in the preamble.

"**Company Minimum Gain**" shall have the meaning set forth in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations.

"**Covered Person**" shall have the meaning set forth in **Section 9.13(a)**.

"**Deemed Liquidation Event**" shall mean (i) any sale, license, lease, exchange, pledge, or other transfer or disposition of all or substantially all of the property or assets of the Company to a Person (not including any Member or any Affiliate of a Member), regardless of the form of the transaction, including a merger, consolidation, reorganization, recapitalization, sale of Units, or any other similar form of transaction (but excluding a merger, consolidation, reorganization, recapitalization, or other transaction with or into a wholly owned subsidiary of the Company or a merger, consolidation, reorganization, recapitalization, or other transaction in which (A) the Units outstanding immediately prior to such transaction continue to represent a majority by voting power of the voting securities of the entity outstanding immediately following the transaction, or (B) the securities issued in exchange for the Units outstanding immediately prior to such transaction represent a majority by voting power of the voting securities of the continuing or resulting entity outstanding immediately following the transaction); (ii) a transaction or series of related transactions in which a person or group of persons (as defined in Rule 13d-5(b), but not including any Members) under the Securities Exchange Act) acquires beneficial ownership (as determined in accordance with Rule 13d-3 under the Securities Exchange Act) of all of the Units; or (iii) financing or refinancing of the Company based on the pledge of all or substantially all of the assets of the Company with the intent of distributing the proceeds of such financing or refinancing to the Members. For purposes of this definition, "substantially all" shall mean properties or assets with a fair market value equal to 50% or more of the fair market value of the Company's total properties or assets as of the end of the most recent fiscal quarter or which were responsible for generating 50% or more of the Company's (as applicable) revenues during the previous twelve (12) months and "sale" shall not include a bona fide pledge of assets).

"**Disability**" means the applicable Member's inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that can be expected to last for a continuous period of not less than twelve (12) months.

"**Distribution**" shall mean any transfer of money or other property to a Member, in his, her, or its capacity as a Member, from the Company.

"**Distribution Allocation**" shall have the meaning set forth in **Section 6.01(c)**.

"**Drag-Along Sale**" shall have the meaning set forth in **Section 6.02(a)**.

4873-6554-2059.6

"**Electing Members**" shall have the meaning set forth in **Section 6.01(c)(ii)**.

"**Family Group**" shall mean, with respect to a Member that is a natural person any custodian or trustee of any trust, partnership, or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Member or such Member's spouse, siblings, lineal antecedents or descendants, children or grandchildren (natural or adopted), or, subject to the approval of the Manager, any other relatives.

"**Fiscal Period**" or "**Fiscal Year**" shall mean from January 1 to December 31 of each year or such portion thereof as the Company shall be in existence, or such other period as determined by the Manager.

"**Founder**" means Nicole Cober Johnson, Esq.

"**Independent Third Party**" shall mean any Person who, immediately before a given transaction, (i) does not own, directly or indirectly, in excess of 5.0% of the Units on a fully diluted basis (a "**5% Owner**"), (ii) does not control and is not controlled by or under common control with any such 5% Owner, (iii) is not an affiliated investment fund of such 5% Owner, and (iv) is neither a portfolio company of any such 5% Owner (or affiliated investment fund of a 5% Owner) nor a subsidiary of a portfolio company of any 5% Owner (or affiliated investment fund of a 5% Owner).

"**Initial Capital Contribution**" as to any Member, means the Capital Contribution initially made by such Member to the Company, if any.

"**Interest Certificate**" shall have the meaning set forth in **Section 2.05(h)**.

"**Issued Price**" shall have the meaning set forth in **Section 2.09(a)**.

"**Issued Securities**" shall have the meaning set forth in **Section 2.09(a)**.

"**Issued Terms**" shall have the meaning set forth in **Section 2.09(a)**.

"**Litigation Expense**" shall have the meaning set forth in **Section 9.13(b)**.

"**Majority Class A Unitholders**" means, as of a particular date, the Members holding at least a majority of the Class A Units then held by all Members holding Class A Units as of such date.

"**Majority Class B Unitholders**" means, as of a particular date, the Members holding at least a majority of the Class B Units then held by all Members holding Class B Units as of such date.

"**Majority of the Voting Interests**" means that number of Voting Units which exceeds by at least (1) Voting Unit the number of Voting Units (increased to the next highest whole number) which represents fifty percent (50%) of the total Voting Percentage Interest outstanding at the time of determination.

"**Manager**" means a "manager" as defined under the Act.

"**Members**" means individually, each Class A Member, Class B Member, and Class C Member and any assignee or successor of any thereof who is admitted as a Member of the Company in accordance with the terms and provisions of this Agreement and whose admission is reflected on the books and records of the Company.

"**Member Minimum Gain**" shall mean an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as Nonrecourse Debt, determined in accordance with Section 1.704-2(c)(i) of the Regulations.

"**Member Nonrecourse Debt**" shall have the meaning set forth in Section 1.704-2(b)(4) of the Regulations.

"**Member Nonrecourse Debt Minimum Gain**" shall mean an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

"**Member Nonrecourse Deductions**" shall have the meaning set forth in Section 1.70442)(0(2) of the Regulations.

"**Member Purchase Right Notice**" has the meaning set forth in **Section 2.09(a)**.

"**Net Income**" and "**Net Losses**" shall mean for any given fiscal year or other period, an amount equal to the Company's taxable income or loss for such fiscal year, determined in accordance with Code Section 703(a) (and, for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i)   Any income of the Company that is exempt from federal income tax or otherwise taken into account in computing Net Income or Net Losses shall be added to taxable income or loss;

(ii)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Regulations, and not otherwise taken into account in computing Net Income or Net Losses, shall be subtracted from such taxable income or loss;

(iii)   In the event the Book Value of any Company asset is adjusted pursuant to the definition of Book Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Income or Net Losses;

(iv)   Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to Book Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(v)   any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with the capital account maintenance rules of Section 1.704-1(b)(2)(iv)(g)(3) of the Regulations; and

(vi)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Section 1.704-(1)(b)(2)(iv)(m) of the Regulations to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of membership interests, the amount of such

4873-6554-2059.6

adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition asset and shall be taken into account for purposes of computing Net Income or Net Losses.

"**New Securities**" has the meaning set forth in **Section 2.05(e)**.

"**Nonrecourse Debt**" shall have the meaning given to the term "nonrecourse liability" by Section 1.704-2(b)(3) of the Regulations.

"**Nonrecourse Deductions**" shall have the meaning set forth in Regulations Section 1.704-2(c).

"**Operating Agreement**" or "**Agreement**" shall have the meaning set forth in the preamble.

"**Partnership Representative**" shall have the meaning set forth in **Section 8.04(a)**.

"**Percentage Interest**" means, with respect to each Member, the percentage determined from time to time by dividing (a) the number of Units held by such Member by (b) the aggregate number of Units held by all Members.

"**Person**" shall mean an individual, a corporation, a partnership, a limited liability company or partnership, a trust, an unincorporated organization, or a government or any agency or political subdivision thereof.

"**Purchase Price**" shall have the meaning set forth in **Section 6.03(c)(i)**.

"**Redeemed Member**" shall have the meaning set forth in **Section 6.03(a)**.

"**Redemption Event**" shall have the meaning set forth in **Section 6.03(a)**.

"**Redemption Notice**" shall have the meaning set forth in **Section 6.03(a)**.

"**Redeemed Units**" shall have the meaning set forth in **Section 6.03(a)**.

"**Regulations**" shall mean the Treasury Regulations promulgated under the Code, as from time to time in effect.

"**Regulatory Allocations**" shall have the meaning set forth in **Section 3.01(d)**.

"**Sale Notice**" shall have the meaning set forth in **Section 6.01(b)**.

"**Sale Units**" shall have the meaning set forth in **Section 6.03(c)(i)**.

"**Securities Act**" shall mean the Securities Act of 1933, as amended from time to time.

"**Securities Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended from time to time.

"**Selling Unitholder**" shall have the meaning set forth in **Section 6.03(c)(ii)**.

"**Subscription Agreement**" has the meaning set forth in the Recitals.

"**Tag-Along Notice**" shall have the meaning set forth in **Section 6.01(c)(i)**.

"**Tax Rate**" shall mean, with respect to each Fiscal Year, the highest marginal combined effective federal, state, and local income tax rate for such Fiscal Year applicable to an individual resident of, or U.S. corporation doing business in, the Borough of Manhattan, in New York City, New York (whichever rate is higher), and taking into account social security taxes and the 3.8% Medicare contribution tax not limited by any threshold.

"**Transfer**" shall have the meaning set forth in **Section 6.01(a)**.

"**Transferor**" shall have the meaning set forth in **Section 6.01(b)**.

"**Transferor Units**" shall have the meaning set forth in **Section 6.01(b)**.

"**Unit**" shall mean the interest of the Members with respect to allocations and distributions of Net Income or Loss and voting as Members of the Company, divided into units, set forth on **Schedule A** attached hereto.

"**Voting Percentage Interests**" means, with respect to each Voting Member, the percentage determined from time to time by dividing (a) the aggregate number of Class A Units and Class B Units held by such Voting Member by (b) the aggregate number of Class A Units and Class B Units held by all of the Voting Members.

"**Voting Members**" means the Class A Members and Class B Members.

"**Voting Units**" means Class A Units and Class B Units.

ARTICLE II
ORGANIZATION

Section 2.01   Name. The name of the Company is BOW Enterprises LLC.

Section 2.02   Purpose; Consultancy; Business Solutions; Investment Opportunities. The purposes for which the Company has been formed are to engage in any lawful act or activity for which limited liability companies may be formed under the Act and to engage in any and all activities necessary or incidental to the foregoing.

Section 2.03   Principal Office; Registered Agent. The principal office of the Company shall be located at such place as may be designated by written notice from the Manager to the Members. The Company may have such additional place or places of business as the Manager may from time to time deem advisable. The registered office of the Company in the State of Delaware is 850 New Burton Road, Suite 201, Dover, Delaware 19904. The name of the registered agent is Cogency Global Inc.

Section 2.04   Term. The Company was formed by filing the Certificate of Formation with the Secretary of State of the State of Delaware on March 11, 2024 and shall continue, unless sooner dissolved in accordance with the terms of this Agreement or the laws of the State of Delaware.

Section 2.05   Limited Liability Company Interests.

(a)   As of the date of this Agreement, there shall be three (3) classes of Members: the Class A Member, the Class B Members and the Class C Members. Interests of Members in the Company shall be evidenced by Units in the Company, which shall be "limited liability company interests" within the meaning of the Act, together with all voting or consent rights (if any) and any other rights pertaining to

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such limited liability company interests under this Agreement. As of the date of this Agreement, there shall be three (3) classes of units issued by the Company—the units issued to the Class A Member (the "**Class A Units**"), the units issued to the Class B Members (the "**Class B Units**") and the units issued to the Class C Members, which shall be non-voting units (the "**Class C Units**"). The Units shall have those powers and responsibilities described herein. As of the date of this Agreement, the Company has issued the number of Units to each Member as set forth next to such Member's name on **Schedule A** attached hereto, which Schedule shall be amended to reflect any changes in the number of Units owned by any Member.

(b)   The initial Class A Members shall be those persons set forth on **Schedule A** hereto. Each Class A Member shall have the Class A Percentage Interest set forth on **Schedule A** hereto. For so long as the Class A Members hold any Class A Units, the Class A Members shall have the full authority to elect, terminate and replace a Manager or Managers pursuant to **Section 4.01**.

(c)   The initial Class B Members shall be those persons set forth on **Schedule A** hereto. Each Class B Member shall have the Class B Percentage Interest set forth on **Schedule A** hereto. A Class B Member shall have no rights hereunder (including any voting rights) other than (i) any voting or consent rights expressly granted herein, and (ii) the right to receive allocations and distributions relating to the Class B Units and any other rights granted to Class B Members under the Act that may not be waived by Class B Members. Other than the right to receive allocations and distributions relating to the Class B Units and the other rights expressly set forth herein, each Class B Member shall, as a condition to receiving any Class B Units, be deemed to have waived any rights granted to the Class B Member under the Act that may be waived by the Class B Member.

(d)   The initial Class C Members shall be those persons set forth on **Schedule A** hereto. Each Class C Member shall have the Class C Percentage Interest set forth on **Schedule A** hereto. A Class C Member shall have no voting rights or other rights hereunder other than (i) any voting or consent rights expressly granted herein, and (ii) the right to receive allocations and distributions relating to the Class C Units and any other rights granted to Class C Members under the Act that may not be waived by Class C Members. Other than the right to receive allocations and distributions relating to the Class C Units and the other rights expressly set forth herein, each Class C Member shall, as a condition to receiving any Class C Units, be deemed to have waived any rights granted to the Class C Member under the Act that may be waived by the Class C Member.

(e)   Subject to **Section 2.09**, the Company may issue additional Units, securities or rights convertible into Units, or any combination of the foregoing, consisting either of the classes of Units authorized hereby or as otherwise may be authorized in accordance with the terms hereof (collectively, "**New Securities**"), and with such rights, privileges, preferences and restrictions and other terms and conditions, and in exchange for such cash or other lawful consideration, as the Manager may determine; provided, however, that the Company shall not, without the prior written consent of the Majority Class A Unitholders, issue any additional Class A Units, Class B Units or other classes of Units entitled to vote. No Member shall have any obligation to contribute additional capital to the Company except to the extent expressly set forth in this Agreement. Any such New Securities will be issued pursuant to subscription agreements and/or such other documents deemed appropriate by the Manager. The Manager shall be entitled, without further action from any Member, to amend this Agreement, including **Schedule A** hereto, to reflect the issuance of New Securities.

(f)   The name, present mailing address, and Percentage Interest of each Member are set forth on **Schedule A** hereto. **Schedule A** hereto shall be amended from time to time, without further action of the Manager or the Members, to the extent necessary to reflect accurately the holders of Class A Units, Class B Units, Class C Units or other classes of Units issued after the date hereof in accordance with **Section 2.05(e)**, in each case, to the extent necessary to reflect accurately the admission of new Members in accordance with this Agreement, a change in Percentage Interests in accordance with this Agreement, or similar events making an amendment to **Schedule A** necessary or appropriate, including the events described in **Section 2.05(g)**.

(g)   If the Company shall, at any time or from time to time after the date hereof, effect a subdivision of the outstanding Units of any class of Units into a greater number of Units or combine the outstanding Units of any class of Units into a smaller number of Units, all other classes of Units shall be proportionately subdivided or combined in the same manner.

(h)   Each Member upon execution of this Agreement, makes the representations and warranties in **Exhibit B** attached hereto.

(i)   The Company and each Member hereby irrevocably elects that all Units shall be securities governed by Article 8 of the Uniform Commercial Code as in effect on the date hereof in the State of Delaware and as in effect in any other jurisdiction and also as in effect in any other applicable jurisdiction that presently or hereafter has a law that is substantially similar to such Article 8. Each Member, shall, upon request, be issued a certificate or certificates to evidence its Units (each, an "**Interest Certificate**"), provided that the Company shall retain all original Interest Certificates and the Member requesting such Interest Certificate shall be issued a copy of such Interest Certificate. All Interest Certificates shall be signed in the name of the Company by the Manager or an officer certifying the interests owned by the Member. Any or all of the signatures on an Interest Certificate may be by facsimile or electronic signature.

(j)   Each Interest Certificate representing Units shall be endorsed with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF THE COMPANY'S OPERATING AGREEMENT. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

Section 2.06   Capital Contributions.

(a)   No Member shall be required by the terms of this Operating Agreement to make any additional capital contribution to the Company.

(b)   No Member shall be entitled to the return of all or any part of such Member's Capital Contribution prior to the partial or total liquidation of the Company. Any return of Capital Contributions to the Members shall be solely from Company assets, and no Member shall have any liability for any such return.

(c)   Except as otherwise specifically provided in the Operating Agreement, no Member shall have the right to withdraw or reduce such Member's Capital Contribution or to demand and receive property other than cash from the Company in return for such Member's Capital Contribution or as a Distribution.

(d)   A Member whose Capital Contribution consists of stock or securities shall not have any right to vote such stock or security; receive dividends or distributions on account of such stock or

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security; or otherwise exercise, directly or indirectly, any of the attributes of ownership of such stock or security.

(e)   No Capital Contribution to the Company shall bear interest other than as expressly set forth in this Agreement.

(f)   No Member shall have any right of partition with respect to property owned by the Company or right to withdraw from the Company.

(g)   No Member shall be obligated to make loans to the Company or to guaranty the debts of the Company, or to repay any deficit in such Member's Capital Account other than as expressly set forth in this Agreement.

Section 2.07   Reserved.

Section 2.08   Compliance with Laws. The Members hereby acknowledge and agree that the operations of the Company shall be conducted in accordance with all applicable federal, state and local statutes, laws, rules and regulations.

Section 2.09   Participation Right. Subject to the approval of the Manager, if the Company proposes to raise capital through the issuance or sale of any New Securities, the Company shall deliver written notice of its proposal to do so to each of the Class A Members and, if approved by the Manager, the Class B Members or Class C Members, if any.

(a)   With respect to the Class A Members and if, applicable, the Class B or Class C Members, the purchase right notice (the "**Member Purchase Right Notice**") must: (i) identify the name and address of each Person (if known) to which the Company proposes to issue or sell Units; (ii) specify the number of Units of New Securities that the Company proposes to issue or sell (the "**Issued Securities**"); (iii) describe the consideration per Unit of New Securities (expressed as a value in cash, the "**Issued Price**"); (iv) describe the material terms and conditions upon which the Company proposes to issue or sell the Issued Securities (the "**Issued Terms**"); and (v) irrevocably offer to issue or sell to each of the Members that number of units of the New Securities required for such Member to maintain their respective Percentage Interest (or equivalent thereto) in the Company at the Issued Price and on the Issued Terms in accordance with this **Section 2.09(a)**. Each Class A Member and, if, applicable, each Class B Member or Class C Member, shall have an option, exercisable for a period of ten (10) calendar days from the date of delivery of the Member Purchase Right Notice, to purchase (*x*) such Member's pro rata portion of the Issued Securities, based on such Member's Percentage Interest in the Company as of the date of the Member Purchase Right Notice and (*y*) such Member's pro rata portion of any Issued Securities not purchased by the other Members pursuant to clause (*x*), based on the ratio of the number of Class A Units and, if, applicable, Class B Units or Class C Units owned by such Member to the total number of Class A Units and, if, applicable, Class B Units or Class C Units owned by all Members who have elected to purchase the Issued Securities pursuant to clause (*x*), for the Issued Price and on the Issued Terms (the "**Purchase Right**"). Each Member shall exercise its Purchase Right by delivering a written notice within such ten (10) day period to the Company, which written notice shall include a representation letter certifying that such Member is an "accredited investor" within the meaning of Rule 501 under the Securities Act. Such written notice shall constitute an irrevocable commitment by such Member to purchase the number of Issued Securities set forth in such notice in accordance with the Purchase Right Notice and this **Section 2.09(a)**.

(b)   The participation rights established by **Section 2.09** shall have no application to any New Securities (i) issued for consideration other than cash pursuant to a merger, consolidation, acquisition or similar business combination approved in accordance with this Agreement; (ii) issued pursuant to any equipment leasing or loan arrangement, or senior or subordinated debt financing from a bank or similar financial or lending institution in connection with any financing which is approved by the Manager and, as applicable, the Members, in accordance with this Agreement; (iii) issued in connection with strategic transactions involving the Company and other entities, including joint ventures, manufacturing, marketing or distribution arrangements; (iv) issued pursuant to any employee incentive plan; or (v) for any other reason, as determined by the Manager in its sole discretion.

ARTICLE III
ALLOCATIONS AND DISTRIBUTIONS

Section 3.01   Allocation.

(a)   Allocations - Overview. The rules set forth below in this **Section 3.01** shall apply for the purposes of determining each Member's allocable share of the items of income, gain, loss, and expense of the Company comprising Net Income or Net Loss of the Company for each Fiscal Period, determining special allocations of other items of income, gain, loss and expense, and adjusting the balance of each Member's Capital Account to reflect the aforementioned general and special allocations. For each Fiscal Period, the special allocations in **Section 3.01(c)** shall be made immediately prior to the general allocations of **Section 3.01(b)**.

(b)   General Allocations. For each Fiscal Period, after giving effect to the allocations set forth in **Section 3.01(c)**, each item of Net Income and Net Loss (and, if any, any other item of income, gain, loss, or deduction) entering into the computation thereof shall be allocated among the Members (and credited and debited to their Capital Accounts) so as, to the extent possible, cause each Member's Capital Account balance, as increased by the amount of such Member's share of Company Minimum Gain and the amount of such Member's share of Member Minimum Gain, to equal the amount that would be distributed to such Member if the Company sold all of its assets for their Book Value in cash, paid all of its liabilities, and distributed its cash to its Members pursuant to **Section 3.02** of this Agreement in complete liquidation.

(c)   Special Allocations. The following special allocations shall be made in the following order:

(i)   Company Minimum Gain Chargeback. Notwithstanding any other provision of this **Section 3.01**, if there is a net decrease in Company Minimum Gain during any Fiscal Period, each Member shall be specially allocated items of Company income and gain for such Fiscal Period (and, if necessary, subsequent Fiscal Periods) in proportion to, and to the extent of, an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Section 1.704-(2)(g)(2) of the Regulations. The items to be so allocated shall be determined in accordance with Section 1.704-2(f) of the Regulations. This **Section 3.01(c)(i)** is intended to comply with the minimum gain chargeback requirement of the Regulations and shall be interpreted consistently therewith.

(ii)   Member Minimum Gain Chargeback. Notwithstanding any other provision of this **Section 3.01** except **Section 3.01(c)(i)**, if there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Period, each Member with a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such Fiscal Period (and, if necessary, subsequent Fiscal Periods) in proportion to, and to the extent of, an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(4) of the Regulations. The items to be so allocated shall be determined in accordance with Section 1.704-2(i)(5) of the Regulations.

This **Section 3.01(c)(ii)** is intended to comply with the Member minimum gain chargeback requirement of the Regulations and shall be interpreted consistently therewith.

(iii)　　Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Regulations, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this **Section 3.01(c)(iii)** shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this **Section 3.01** have been tentatively made as if this **Section 3.01(c)(iii)** were not in the Agreement.

(iv)　　Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Period, which is in excess of the sum of (x) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (y) the amount such Member is deemed to be obligated to restore pursuant to Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this **Section 3.01(c)(iv)** shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this **Section 3.01** have been tentatively made as if this **Section 3.01(c)(iv)** and **Section 3.01(c)(iii)** hereof were not in the Agreement.

(v)　　Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Period or other period shall be specially allocated to the Members in accordance with each Member's Percentage Interest.

(vi)　　Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Period or other period shall be allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Section 1.704-2(i) of the Regulations.

(vii)　　Other. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4) of the Regulations, to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's Units, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their Percentage Interest in the event Section 1.704-1(b)(2)(iv)(m)(2) of the Regulations applies, or to the Member to whom such distribution was made in the event Section I.704-1(b)(2)(iv)(m)(4) of the Regulations applies.

(d)　　Curative Allocations. The "Regulatory Allocations" consist of the allocations to a Member (or its predecessor) under **Section 3.01(c)(i) – (vi)** hereof. Notwithstanding any other provisions of this **Article III** (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss, and deduction among the Members so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred. The Manager shall have reasonable discretion, with respect to each Fiscal Period, to (i) apply the provisions of this **Section 3.01(d)** in whatever order is likely to minimize the economic distortions that might otherwise result from the Regulatory Allocations, and (ii) divide all allocations pursuant to this **Section 3.01(d)** among the Members in a manner that is likely to minimize such economic distortions.

(e)   Tax Allocations; Code Section 704(c). In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value. In the event the Book Value of any Company asset is adjusted pursuant to subparagraph (ii) of the definition of Book Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c) and the Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the intent of this Agreement. Allocations pursuant to this **Section 3.01(e)** are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, other items, or distributions pursuant to any provision of this Agreement.

(f)   Additional Members. If additional Members are admitted to the Company on different dates during any Fiscal Period, the Net Income (or Net Losses) allocated to the Members for each Fiscal Period shall be allocated among them in accordance with the interests each holds in the Company from time to time in accordance with Code Section 706, using any convention permitted by law and selected by the Manager.

(g)   Allocations Relating to Taxable Issuance of Membership Interests. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest by the Company to a Member shall be allocated among the Members so that, to the extent possible, the net amount of such items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if such items had not been realized.

Section 3.02   **Distributions**.

(a)   Subject to the applicable provisions of the Act, the Manager shall have sole and absolute discretion regarding the amounts and timing of Distributions of Cash Available for Distribution to the Class A Members, Class B Members and Class C Members, in each case, subject to **Section 3.03**, **Section 7.02**, and the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company which shall include the payment or the making of provision for the payment when due of the Company's obligations. The amount of all Distributions of Cash Available for Distribution made to a Class A Member, Class B Member and Class C Member under this **Section 3.02(a)**, including the fair market value of any property distributed to such Member, shall be debited against such Member's Capital Account in accordance with **Section 3.01**. All Distributions of Cash Available for Distribution made pursuant to this **Section 3.02(a)** shall be made to the Class A Members, Class B Members and Class C Members in the following order and priority:

(i)   First, to the Class A Members, pro rata in accordance with their respective Class A Percentage Interests, until such time as the Class A Members shall have received cumulative distributions (including all prior distributions made pursuant to this **Section 3.02(a)**, but excluding distributions made pursuant to **Section 3.03**) equal to the amount of such Class A Members' Initial Capital Contribution;

(ii)   Second, to the Class B Members, pro rata in accordance with their respective Class B Percentage Interests, until such time as the Class B Members shall have received cumulative distributions (including all prior distributions made pursuant to this **Section 3.02(a)**, but excluding distributions made pursuant to **Section 3.03**) equal to the amount of such Class B Members' Initial Capital Contribution;

(iii)   Third, to the Class C Members, pro rata in accordance with their respective Class C Percentage Interests, until such time as the Class C Members shall have received cumulative distributions (including all prior distributions made pursuant to this **Section 3.02(a)**, but excluding distributions made pursuant to **Section 3.03**) equal to the amount of such Class C Members' Initial Capital Contribution; and

(iv)   Thereafter, to the Class A Members, Class B Members and Class C Members *pro rata* in accordance with their respective Percentage Interests.

.

Section 3.03   Tax Distributions.

(a)   Subject to the approval of the Manager and any restrictions imposed on the Company in any applicable credit or similar financing agreement, the Company will distribute to each Member, from and to the extent of (and only to the extent of) the Company's Cash Available for Distribution, an amount equal to the excess, if any, of: (i) the taxable income allocated to such Member, for federal income tax purposes, by the Company for such Fiscal Year, multiplied by the Tax Rate for such Fiscal Year; minus (ii) the aggregate distributions made by the Company to such Member pursuant to **Section 3.02** during such Fiscal Year; provided, however, that taxable income, for purposes of this **Section 3.03**, shall be determined by taking into account the excess, if any, of the aggregate items of deductible loss or expense in all prior years over the aggregate items of taxable income or gain for all prior years, to the extent allowable as a current deduction, as determined in the reasonable discretion of the Manager. Notwithstanding the foregoing, except in connection with the Company's ordinary operations, no distribution under this **Section 3.03(a)** shall be made in connection with the dissolution of the Company pursuant to **Section 7.02**.

(b)   If, on the date the Company makes any distribution pursuant to this **Section 3.03**, the Company does not have an amount of Cash Available for Distribution sufficient to enable the Company to distribute to all the Members the aggregate amount to which they are entitled pursuant to this **Section 3.03**, then the Company will distribute to each Member an amount equal to: (i) a fraction, the numerator of which is the amount of the Company's Cash Available for Distribution, and the denominator of which is the aggregate amount to which all the Members are entitled pursuant to this **Section 3.03**, multiplied by (ii) the amount to which such Member is entitled pursuant to this **Section 3.03**.

(c)   Distributions to a Member under this **Section 3.03** shall reduce, dollar-for-dollar, any amounts otherwise distributable to such Member under **Section 3.02** so that the cumulative amounts distributed to the Member under this Agreement will be the same as the respective amounts that would have been distributed to the Member if no distributions had been made pursuant to this **Section 3.03**.

(d)   The Company will not be required to borrow funds, and no Member will be required to make any capital contributions to the Company, in order to enable the Company to make any distributions pursuant to this **Section 3.03**.

Section 3.04   Distributions of Assets in Kind. No Member shall have the right to require any distribution of any assets of the Company in kind, and the Manager may approve the liquidation of any Company property, within the Manager's sole discretion, for the purpose of making a cash distribution in lieu of an in-kind distribution. If any assets of the Company are distributed in kind, such assets shall be distributed on the basis of their fair market value, as determined by the Manager, in accordance with **Section 7.02(b)** or **Section 3.02**, as appropriate. Solely for the purpose of maintaining Capital Accounts, the amount by which the fair market value of any property to be distributed exceeds or is less than the adjusted basis of such property for purposes of Section 704(b) of the Code shall be taken into account in determining Net Income or Net Loss as if such property had been sold at its fair market value as determined in good faith by the Manager.

ARTICLE IV
MANAGEMENT

Section 4.01   **Manager; Election**.

(a)   Except as otherwise specifically provided in this Agreement, the business, property and affairs of the Company shall be managed by the Manager. The Manager shall have all of the rights and powers of a manager as provided in the Act and as otherwise provided by law and shall have the full, complete and exclusive right, power and authority to do on behalf of the Company all things which, in its judgment, are necessary or desirable to carry out the aforementioned duties and responsibilities as set forth in this Agreement or as required by law, subject to the provisions of this **Article IV**. A Manager need not be Member. Approval by or action taken by the Manager in accordance with this Agreement shall constitute approval or action by the Company and shall be binding on the Members. The Manager shall hold office until a successor is elected in accordance with **Section 4.01(b)** or until such Manager's earlier death, resignation or removal in accordance with the provisions hereof.

(b)   The Manager shall be elected by the Members representing the Majority Class A Unitholders. The initial Manager is set forth on **Exhibit A** attached hereto which shall be amended from time to time, without further action of the Manager or the Members, to the extent necessary to reflect accurately the election, resignation or removal the Manager, as applicable, in accordance with this Agreement.

(c)   The Manager may resign at any time with written notice to the Members and also may be removed at any time, with or without cause, by the Members representing the Majority Class A Unitholders. Should a vacancy in the Manager be caused by the death, disability, resignation, removal or any other reason, a new Manager shall be appointed by the Members representing the Majority Class A Unitholders.

Section 4.02   **Reserved.**

Section 4.03   **Written Action**.

(a)   Subject to the terms of this Agreement, the Manager may take any action if the action taken is approved in writing by the Manager. The Manager shall cause written minutes to be prepared of all action taken by the Manager.

(b)   Subject to the provisions of **Section 4.08** and, if applicable, **Section 5.01(c)** hereof, the Manager may enter into, amend or modify any agreement, understanding or arrangement or otherwise enter into any transaction (including loans) in which any Member or any Affiliate of any Member has a direct or indirect interest, provided that such agreement, understanding or arrangement shall be on terms which are no less favorable to the Company than those which would have been obtained if such agreement, understanding or arrangement had been entered into with an unrelated third party.

4873-6554-2059.6

Section 4.04   Powers, Rights and Duties of the Manager. Subject to the provisions of **Section 5.01(c)** hereof, the Manager shall have the full, exclusive and complete authority and discretion in the management, control and operation of the business of the Company and shall make all decisions affecting the business of the Company. The Manager may delegate any of its powers, in whole or in part, to any officer or officers of the Company and/or its Affiliates. The Manager shall have all the rights, powers and duties generally conferred upon managers of a limited liability company by law and that are necessary, advisable or consistent with the purposes of the Company and the management of Company affairs in accordance with this Agreement, including but not limited to the following:

(a)   expend funds in furtherance of the purposes of the Company and/or its Affiliates;

(b)   supervise the business of the Company and to expend Company funds in furtherance of the purposes of the Company, including, without limitation, by acquiring other businesses or making investments in other entities;

(c)   invest and reinvest in securities or other property of any character, real or personal, including, but not limited to, common and preferred stocks, bonds, notes, debentures, mortgages, leases, and partnership interests (general or limited);

(d)   sell, exchange, or otherwise dispose of any such securities or other property at public or private sale and to grant options for the purchase, exchange, or other disposition thereof, and to exercise or sell any options and any conversion, subscription, voting, and other rights, discretionary or otherwise, in respect thereof;

(e)   manage and keep in force such insurance as may be required to reasonably protect the Company and/or its Affiliates' or the Company's and/or its Affiliates' respective assets;

(f)   borrow money and/or guarantee obligations in furtherance of the purposes of the Company and/or its Affiliates, or guaranty obligations of any Affiliate of the Company, in each case on such terms and at such rates of interest as the Manager may deem advisable and proper;

(g)   pledge the credit of the Company and grant security interests in Company assets for purposes of the Company and/or its Affiliates;

(h)   sell or otherwise dispose of all or substantially all of the assets of the Company in a single transaction or in a series of related transactions;

(i)   appoint and remove officers and employees of the Company;

(j)   employ such agents, independent contractors, attorneys, and accountants as the Manager deems reasonably necessary;

(k)   commence, defend, compromise, or settle any litigation or similar claims for and on behalf of the Company;

(l)   execute, deliver, and file any amendment, restatement, or revocation of the Certificate of Formation as may be necessary or appropriate to reflect actions properly taken by the Manager and/or the Members under this Agreement;

(m)   file such reports and take such action as may be required by any governmental authority having jurisdiction over the business of the Company;

(n)   execute, deliver, file, and/or record any and all instruments, documents, or agreements of any kind that the Manager may deem appropriate or as may be necessary or desirable to carry out the purposes of the Company and/or its Affiliates; and

(o)   take such other actions as the Manager may reasonably believe to be necessary or desirable to carry out the purposes of the Company and/or its Affiliates.

Section 4.05   Compensation of Managers. No Manager shall be compensated for its services as a Manager but shall be reimbursed for its reasonable and necessary expenses incurred in connection with performing its duties as manager.

Section 4.06   Limitations on Actions. Notwithstanding any other provision of this Agreement, neither the Company nor the Manager on behalf of the Company shall, without the prior written consent of the Members representing a Majority of the Voting Interests:

(a)   cause the Company to lose its status as a partnership for United States federal income tax purposes or cause the Company to be considered a publicly traded partnership under Section 7704(b) of the Code; or

(b)   file or consent to the filing of any petition, either voluntary or involuntary, under any applicable insolvency, bankruptcy, liquidation or reorganization statute, or make any assignment for the benefit of creditors.

Section 4.07   No Management by Members. Except as authorized by the Manager in accordance with this Agreement or as explicitly set forth in this Agreement, no Member (in his, her, or its capacity as such) shall take part in the day-to-day management, or the operation or control, of the business and affairs of the Company. Except and only to the extent expressly delegated by the Manager or specified in this Agreement, no Member shall be an agent of the Company or have any right, power or authority to transact any business in the name of the Company or to act for or on behalf of or to bind the Company. Nothing in this **Section 4.07** is intended to restrict (a) a Manager of the Company who is also a Member in the exercise of such Manager's power or authority as a Manager, in the Manager's capacity as a manager of the Company, or (b) an officer of the Company who is also a Member in the exercise of such officer's power or authority in such officer's capacity as an officer of the Company.

Section 4.08   Status of Managers; Transactions with the Company.

(a)   A Manager shall not have any liability other than to perform such Manager's duties as a Manager in a manner that (i) the Manager reasonably believes is within the authority of the Manager, (ii) the Manager reasonably believes is lawful, and (iii) is without intentional misconduct or fraud. A Manager, in performing such Manager's duties, shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by (x) one or more agents or employees of the Company, or (y) counsel, public accountants, or other Persons as to matters that such Manager believes to be within such Person's professional or expert competence.

(b)   Except for the implied covenant of good faith and fair dealing and except for such other duties as may be expressly set forth in this Agreement, a Manager, in the Manager's capacity as such, shall not owe any fiduciary or other duties (including any duty of loyalty, duty of care, or duty of good faith and fair dealing) to the Company or any Member. The Members acknowledge and agree that the foregoing is intended to comply with the provisions of the Act (including Section 18-1101 of the Act) permitting members of a limited liability company to eliminate fiduciary duties. Without limiting the generality of the foregoing, but subject to the terms of any written agreement by a Manager to the contrary (including any non-competition or similar agreements with the Company or any of its Affiliates), such Manager may have business interests and engage in business activities in addition to those relating to the Company and its Affiliates, including business interests and activities which compete with the Company and its Affiliates, and such Manager shall not, in the Manager's capacity as a manager of the Company, have any duty or obligation to bring any "corporate opportunity" to the Company or its current or future Affiliates and none of the Company, its current or future Affiliates nor any Member shall have any rights by virtue of this Agreement in any business interests or activities of such Manager. None of the Company, any of its current or future Affiliates or any Member shall have any right by virtue of this Agreement to share or participate in such other investments or activities of a Manager or to the income or proceeds derived therefrom.

(c)   A Manager shall devote such of the Manager's time as the Manager deems reasonably necessary to the affairs of the Company. A Manager shall not be required to devote any specified amount of time or efforts to the business and affairs of the Company. Nothing herein shall be deemed to modify, limit, or affect obligations of a Manager if such Manager is an officer or employee of the Company in such Person's capacity as an officer or employee of the Company.

Section 4.09   Limitations on Liability. A Manager shall not be liable for any debt, obligation, or liability of the Company, except as provided by law or as specifically provided otherwise herein. A Manager shall not be required to lend money to the Company or make any Capital Contribution to the Company in the Manager's capacity as a Manager. If a Manager performs the duties of a Manager in accordance with this Agreement, then such Manager shall have no liability to the Company or any Member by reason of being or having been a Manager of the Company, including for any mistakes in judgment or for any failure to perform any of the Manager's obligations hereunder, or for any loss due to such mistake or failure to perform, or due to the negligence, dishonesty, fraud, or bad faith of any other Person, including any Member, employee, agent, or independent contractor of the Company or any other Person with which the Company transacts business.

Section 4.10   Directors and Officers Liability Insurance. The Company may, upon the approval of the Manager, purchase and maintain insurance for the benefit of any Covered Person who is entitled or permitted to receive indemnification under **Section 9.13**, against any liability asserted against or incurred by such Covered Person in any capacity or arising out of such Covered Person's service with the Company.

Section 4.11   Officers. The Manager may appoint a President and may elect such other officers of the Company, including a Chief Operating Officer, Chief Financial Officer, Secretary, and Treasurer and such other or additional officers (including one or more Vice-Presidents (of such special rank and designation as the Manager may specify), Assistant Secretaries and Assistant Treasurers) as the Manager deem necessary or appropriate. The initial officers of the Company are as set forth on **Exhibit A** attached hereto which shall be amended from time to time, without further action of the Manager or the Members, to the extent necessary to reflect accurately the election, resignation or removal officers, as applicable, in accordance with this Agreement.

Section 4.12   Term of Office; Removal and Vacancy. Each officer shall hold office until such officer's resignation or removal. Any officer or agent shall be subject to removal with or without cause at any time by the Manager. Vacancies in any office, whether occurring by death, resignation, removal, or otherwise, may be filled by the Manager.

Section 4.13   Powers and Duties of Officers.

(a)   The President shall be the principal executive officer of the Company and shall in general supervise and have active management of all of the day-to-day business and affairs of the Company, unless otherwise directed by the Manager or provided by this Agreement. The President shall report directly to the Manager and shall see that all orders and resolutions of the Manager are carried into effect. The President shall be the final arbiter of all differences among officers of the Company and his or her decision as to any matter affecting the Company shall be final and binding as between or among officers of the Company, subject only to the authority of the Manager.

(b)	Unless otherwise ordered by the Manager, the President and each other officer of the Company shall have such powers and duties as generally pertain to their respective offices in the same manner as would be applicable to such an officer of a Delaware corporation, as well as such powers and duties as from time to time may be conferred upon such officer by the Manager.

ARTICLE V
MEETINGS OF MEMBERS AND VOTING

**Section 5.01	Voting by Members**.

(a)	Whenever any vote or action is required to be taken by the Members under the Operating Agreement, such vote or action shall be taken (i) at a meeting of the Members entitled to vote or act thereon called and held in accordance with this **Article V**, or (ii) by the Members entitled to vote or act thereon in accordance with the procedures set forth in **Section 5.07** hereof.

(b)	Except as otherwise provided in this Agreement (including **Section 5.07(c)** below), by the Act, or by the Certificate of Formation of the Company, all action taken by the Members shall be authorized by the vote of those Members holding a majority of all issued and outstanding Voting Units entitled to vote thereon and each Voting Member shall be entitled to one vote per Unit on all matters upon which said Voting Member has the right to vote under this Agreement.

(c)	Notwithstanding anything to the contrary contained in this Agreement, the Company shall not engage in or cause any of the following transactions or take any of the following actions, and the Manager shall not, without the affirmative vote or approval of each of the (i) Founder; and (ii) the Members representing the Majority Class A Unitholders, permit or cause the Company to engage in, take or cause, directly or indirectly, by amendment, merger, recapitalization, sale, consolidation or otherwise, any of the following:

(i)	any act which would make it impossible for the Company to carry on its business in the ordinary course;

(ii)	subject to **Section 6.02**, enter into or consummate any transaction that results in a Deemed Liquidation Event;

(iii)	any act by the Company or any of its Affiliates with respect to (A) filing any proceedings under any federal or state law for the relief of the debtors, including a case under the United States Bankruptcy Code, (B) making an assignment for the benefit of creditors, (C) admission in writing of the Company's or any of its Affiliates' inability to pay its debts generally as they become due, or (D) becoming subject to any insolvency proceeding, including, without limitation, any insolvency, reorganization, arrangement, readjustment of debt, relief of debtors, dissolution or liquidation or similar proceeding;

(iv)	any action that would cause or result in a material change in the nature of the Company's business;

(v)   any distribution of any cash or property of the Company to any Member, other than as provided in this Agreement;

(vi)   any amendment of the Certificate of Formation; or

(vii)   any action to initiate, to cause or that would result in, the dissolution, liquidation, winding up or termination of the Company (or the business or affairs thereof).

Section 5.02   Meetings of Members.

(a)   An annual meeting of the Members may be held in such month of each year, as determined by the Manager, if called by the Members holding at least twenty-five percent (25%) of the Voting Units or the Manager for the purpose of reviewing the business of the Company with the Members and for the transaction of such other business as may come before the meeting. If no annual meetings are called, the Members need not hold annual meetings. Special meetings of the Members, for any purpose or purposes, may be called from time to time by the Manager or by the Members holding at least twenty-five percent (25%) of the Voting Units.

(b)   When assembled at an annual meeting, the Members may vote or act upon any matter with respect to which they are entitled to vote or act under the terms of this Agreement or under the Act to the extent consistent with this Agreement. When assembled at a special meeting, the Members may vote or act upon any matter described in the immediately preceding sentence, which was set forth in the notice calling the meeting or notice of which was or is thereafter waived in accordance with this Agreement.

(c)   Members shall be entitled to participate in a meeting of the Members by means of a conference telephone or similar communications equipment allowing all Persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 5.03   Place of Meeting. The Manager may designate any place, either within or outside the State of Delaware, as the place of the meeting for any annual or special meeting of Members; provided, however, that if any Member objects to such location, the meeting shall be held at the principal offices of the Company.

Section 5.04   Notice of Meeting.

(a)   The Manager or the Members calling a meeting shall cause a written or printed notice of such meeting to be given to each Member of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Such notice shall state (i) the place, date, and hour of the meeting; (ii) that it is being issued by or at the direction of the Person calling the meeting; and (iii) in the case of a special meeting, the purpose or purposes for which the meeting is called.

(b)   Notwithstanding paragraph (a) hereof, notice of a meeting need not be given to any Member who submits a signed waiver of notice, in person or by proxy. The attendance of a Member at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice of such meeting by such Member.

Section 5.05   Quorum. The Members holding a majority of all issued and outstanding Voting Units entitled to vote shall constitute a quorum at a meeting of Members for the transaction of any business. If such Members are not present at a meeting, the Members present may adjourn the meeting despite the absence of a quorum.

Section 5.06   Proxies. At all meetings of Members, a Member may vote by proxy executed in writing by the Member or by his duly authorized attorney-in-fact. In order to be effective, such proxy shall (a) be signed in the exact name of the Member on record with the Company, and (b) be filed with the Manager before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

Section 5.07   Action by Members Without a Meeting.

(a)   Any action required or permitted to be taken by vote at a meeting of the Members may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action so taken shall be signed by the Members who hold the voting interests having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the Members entitled to vote therein were present and voted and shall be delivered to the principal office of the Company or to the Manager. Delivery may be made to the principal office of the Company or to the Manager by any means permitted under **Section 9.02** hereof and shall be deemed to be delivered upon receipt.

(b)   Every written consent shall bear the date and signature of each Member who signs the consent, and no such consent shall be effective to take the action referred to therein unless within sixty (60) days of the earliest date a consent is delivered in the manner described in paragraph (a) of this **Section 5.07**, written consents signed by a sufficient number of Members to take the action are similarly delivered to the Company.

(c)   Prompt notice of the taking of the action without a meeting by less than unanimous written consent shall be given to those Members who have not consented in writing but who would have been entitled to vote thereon had such action been taken at a meeting.

ARTICLE VI
TRANSFER OF MEMBERSHIP INTERESTS/PROTECTIVE PROVISIONS

Section 6.01   Assignment or Transfer of Membership Interest in General.

(a)   <u>Transfer of Units</u>. Except as otherwise specifically provided in this **Article VI**, no holder of Units (other than any holder of Class A Units) shall sell, transfer, assign, pledge, create a security interest in, or lien on, encumber, place in trust (voting or other), or otherwise dispose of (whether with or without consideration and whether voluntarily or involuntarily, by operation of law or through any bankruptcy or other insolvency proceedings (whether voluntarily or involuntarily commenced), execution process, adjudication of insanity, death, Disability, testate or intestate transfer, divorce, any other form of legal proceeding or process, or otherwise, and intending to apply to transfers of any and every nature, kind, and description including without limitation any withdrawal from the Company or petition for judicial dissolution of the Company) any interest, in such holder's Units, whether now owned, held or controlled or hereafter acquired, held or controlled by such Member (any such action, a "**Transfer**"), unless and until each of the terms and conditions of this Agreement and the requirements of any applicable securities laws shall have been met. Any Transfer of Units not in accordance with this Agreement is void. The Company shall not cause or permit the transfer of any Units to be made on its books unless the transfer is permitted by this Agreement and has been made in accordance with its terms. Notwithstanding the foregoing, any Member may transfer his, her or its Units (but subject to **Section 6.04** and **Section 6.05**), (i) to any other Person if the holder of such Units proposing such Transfer obtains the prior written approval of the Manager, (ii) in the case of Class B Members and Class C Members only, pursuant to a Transfer in accordance with **Section 6.01(c)**, or (iii) pursuant to a Transfer in accordance with **Section 6.02**.

(b)	At least thirty (30) days prior to any proposed Transfer by a Class B Member or Class C Member, as applicable, of any (i) Class B Units then held by such Class B Member or (ii) Class C Units then held by such Class C Member (a "**Transferor**"), such Class B Member or Class C Member, as applicable, shall deliver a written notice (the "**Sale Notice**") to the Company specifying in reasonable detail (x) the identity of the prospective transferee(s) and their respective ultimate parent companies and beneficial owners and/or the true buyers (if actually known to be different), (y) the number of Units to be transferred (the "**Transferor Units**") and (z) the terms and conditions of the Transfer, including any consideration to be paid for the Transferor Units in connection with the Transfer and the manner of payment. Unless Transferor obtains the prior written approval of the Manager pursuant to **Section 6.01(a)** for the Transfer of all of the Transferor Units, such proposed Transfer shall be deemed a "Redemption Event," as set forth in **Section 6.03(a)** and the Company shall have the right to purchase all or any portion of such Transferor Units pursuant to **Section 6.03(b)** as though such Units were "Redemption Units" thereunder if the Company delivers a Redemption Notice to the Transferor within thirty (30) days following receipt of the Sale Notice. For clarity, a Class B Member or Class C Member not initiating a proposed Transfer as described in **Section 6.01(a)** and only transferring Units pursuant to **Section 6.01(c)** or **Section 6.02** shall not be deemed to be a Transferor for purposes of **Section 6.01(a)**, this **Section 6.01(c)**, and **Section 6.01(c)**, respectively.

(c)	Tag-Along Rights.

(i)	If a proposed Transfer is a Redemption Event and the Company (A) does not deliver a Redemption Notice to the Transferor within the thirty (30)-day period pursuant to **Section 6.01(b)** or (B) delivers a Redemption Notice to the Transferor but purchases less than all of the Transferor Units pursuant to **Section 6.03**, then within ten (10) days of (x) in the case of clause (A), the end of such the thirty (30)-day period or (y) in the case of clause (B), the closing of the Company's purchase of less than all of the Transferor Units pursuant to **Section 6.03(d)**, the Company shall deliver written notice to the Class B Members and Class C Members, as applicable, (the "**Tag-Along Notice**") notifying such Members of their right to participate in such Transfer of the number of Transferor Units not purchased by the Company pursuant to **Section 6.03** (the "**Sale Units**"), subject to the terms of this **Section 6.01(c)**.

(ii)	Following delivery of a Tag-Along Notice pursuant to **Section 6.01(c)(i)**, the holders of such Class B Units or Class C Units, as applicable (other than the Transferor), may elect to participate in the contemplated Transfer by delivering written notice to the Transferor and the Company (the Class B Members or Class C Members, as applicable, delivering such notice, collectively, the "**Electing Members**") within ten (10) days after delivery of the Tag-Along Notice. Each of the Electing Members shall be required to sell in the contemplated Transfer, to the extent such Transfer is consummated, at the same price and on the same terms as set forth in the Sale Notice (provided, however, that adequate provision shall be made to account for any exercise or conversion prices payable by any Member (or similar amounts) with respect to any rights to acquire Units), a number of Units (regardless of type, class or series) specified in the Tag-Along Notice equal to the product of (1) the quotient determined by dividing the number of Class B Units or Class C Units, as applicable, owned by such Member by the aggregate number of Class B Units or Class C Units, as applicable, owned by the Class B Members or Class C Members, as applicable (including, in each case, the Transferor), participating in such Transfer and (2) the aggregate number of Class B Units or Class C Units, as applicable, that are Sale Units to be sold in the contemplated Transfer. If a Class B Members or Class C Member, as applicable, does not properly elect to participate in the contemplated Transfer, the Transferor shall be entitled to sell in the contemplated Transfer, at the same price and on the same terms specified in the Sale Notice, all Sale Units to be sold in the contemplated Transfer which were not elected to be sold by such Class B Member or Class C Member, as applicable; provided, however, that, if the closing of the contemplated Transfer (x) does not include all the Units to be sold by the Electing Members properly exercising their rights under this **Section 6.01(c)(ii)**, (y) is not at the same price and on the same terms specified in the Sale Notice or (z) does not occur within ninety (90) days after delivery of the Tag-Along Notice, then, except for a Transfer to the Company (whether occurring in the past or future) pursuant to **Section 6.03** or pursuant to **Section 6.02**, the Transferor shall not Transfer any of such Transferor's Units pursuant to this **Section 6.01** and any such Transfer shall be void unless the Transferor again proposes a Transfer of Units by delivering a Sale Notice pursuant to **Section 6.01(b)** and such Transfer shall again be subject to this **Section 6.01**.

(iii)   Each Class B Member or Class C Member, as applicable, participating in the contemplated Transfer shall take all reasonably necessary and desirable actions as directed by the Transferor in connection with the consummation of such Transfer, including executing the applicable purchase agreement. Notwithstanding the foregoing, in connection with such Transfer (w) no Class B Member or Class C Member, as applicable, will be required to grant any indemnification rights except indemnification rights which constitute identical indemnification rights to those granted by the Transferor (pro rata based upon the consideration received and not joint and several, other than any such obligations that relate solely to a particular Member, such as indemnification with respect to representations and warranties made by a Member with respect to such Member (or such Member's ownership of securities in the Company) or covenants made by such Member, in respect of which only such Member shall be liable), (x) each Class B Member or Class C Member, as applicable, shall receive in exchange for the Class B Units or Class C Units, as applicable, Transferred by such Class B Member or Class C Member, as applicable, the same portion of the aggregate consideration from such Transfer that such Class B Member or Class C Member, as applicable, would have received if the aggregate consideration received with respect to all Class B Units or Class C Units, as applicable, included in the Transfer (provided, however, that the out-of-pocket costs and expenses incurred by the Transferor in connection with the contemplated Transfer that are not otherwise paid by the Company or the acquiring party shall reduce such aggregate consideration and such amount shall be paid to the Transferor as a reimbursement for such costs), had been distributed by the Company in complete liquidation pursuant to the rights and preferences set forth in **Article VII** (presuming for such purpose that the Sale Units sold in such Transfer are all the outstanding Units) (the "**Distribution Allocation**"), (y) no Member shall be required to make any representation or warranty that is not made by all other Members participating in such Transfer, and (z) no Member which is an institutional investor or investment fund shall be required to enter into any non-competition arrangement.

(d)   No Member that is not an individual shall permit the Transfer of any of its equity or register the Transfer of any of its equity on its books, to the extent such Transfer is intended to effect a Transfer of the Units held by such Member in circumvention of the restrictions contained herein.

Section 6.02   Drag-Along Right.

(a)   Notwithstanding anything to the contrary in **Section 5.01(c)** or otherwise in this Agreement, if the (i) Manager; and (ii) Members representing the Majority Class A Unitholders approve a Deemed Liquidation Event (a "**Drag-Along Sale**"), then each Member hereby agrees with respect to all Units that he, she, or it holds and any other Company securities over which he, she or it otherwise exercises dispositive power:

(i)   in the event such transaction requires the approval of the Members, (x) to consent to and raise no objections against the Drag Along Sale or the process pursuant to which the Drag-Along Sale was arranged; and (y) (1) if the matter is to be brought to a vote at a Member meeting, after receiving proper notice of any meeting of Members to vote on the approval of a Drag-Along Sale, to be present, in person or by proxy, as a holder of Units, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings; and (2) to vote (in person, by proxy or by action by written consent, as applicable) all Units in favor of such Drag-Along Sale and in opposition of any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Drag-Along Sale;

(ii)   in the event that the Drag-Along Sale is structured as a sale of securities, to sell all Units (and any other equity of the Company and/or its Affiliates) (the "**Selling Unitholders**") beneficially held by such Member (or in the event that the Selling Unitholders are selling fewer than all of their Units, sell the Units in the same proportion as the Selling Unitholders are selling) on the same terms and conditions of the Drag-Along Sale without the need for Member approval, to the person to whom the Class A Members are selling their Units in the Drag-Along Sale;

(iii)   to take all necessary and/or desirable actions as directed by the Majority Class A Unitholders in connection with the consummation of any Drag-Along Sale consistent with this Agreement, including executing the applicable transaction agreements and, except in the case of the Founder, appointing the Company as its attorney-in-fact to do the same on its behalf (to the extent the Company does not already have such Member's power of attorney pursuant to the following two sentences). Each Member hereby grants the Company such Member's perpetual and irrevocable power of attorney with full right, power and authority to take all actions necessary and/or desirable to sell, transfer or otherwise dispose of all Units (and any other equity of the Company) held by such Member, in connection with the consummation of a Drag-Along Sale, consistent with this Agreement. Pursuant to such power of attorney, the Company shall have the right to execute any and all documents related to a Drag-Along Sale (including documents granting customary indemnities to a buyer of assets or securities consistent with this Agreement) on behalf of such Member consistent with this Agreement;

(iv)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Drag-Along Sale;

(v)   to execute and deliver all related documents and take such other action in support of the Drag-Along Sale as shall reasonably be requested by the Company; and

(vi)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any voting securities owned by such party or Affiliate in a voting trust or subject any such voting securities to any arrangement or agreement with respect to the voting of such Units, unless specifically requested to do so by the acquirer in connection with a Drag-Along Sale.

(b)   The foregoing obligations of each Member with respect to a Drag-Along Sale are subject to the satisfaction of the following conditions: (i) such transaction shall be a bona fide Drag-Along Sale to an Independent Third Party; (ii) upon the consummation of such Drag-Along Sale, each Member, to the extent such Member is receiving any consideration, shall receive the same form of consideration as each other Member (except that a member of management may, with such member's consent, receive securities pursuant to a management "rollover" which are not offered to all Members; (iii) the aggregate consideration payable upon consummation of such Drag-Along Sale to all Members in respect of their Units (the "**Aggregate Consideration**") shall be apportioned to and distributed among the Units Transferred in the Drag-Along Sale in accordance with the Distribution Allocation; (iv) subject to clause (c)(ii) below, if any holders of a series or class of Units are given an option as to the form and amount of consideration to be received, each holder of such series or class of Units shall be given the same option on a pro rata basis (except that a member of management may, with such member's consent, receive securities pursuant to a management "rollover" which are not offered to all Members); and (v) each holder of the then currently exercisable rights to acquire Units shall be given an opportunity to exercise such rights prior to the consummation of the Drag-Along Sale and participate in such sale as a holder of such class of Units.

(c)   Notwithstanding the foregoing but subject to clause (d) below, (i) Company expenses (including reasonable out-of-pocket costs and expenses incurred by the Members in connection with the Drag-Along Sale), purchase price adjustments, escrow amounts, purchase price holdbacks, indemnity obligations and other similar items, shall be deemed to reduce (or increase, as the case may be, i.e. in the case of a purchase price adjustment increase or an indemnity payment in favor of the Members) the Aggregate Consideration for purposes of determining the apportionment thereof in accordance with the Distribution Allocation (except that indemnification obligations that relate solely to a particular Member, such as indemnification with respect to representations and warranties made by a Member with respect to such Member (or such Member's ownership of securities in the Company) or covenants made by such Member, shall be borne only by such Member and shall not be deemed to reduce the Aggregate Consideration), (ii) non-cash consideration (including debt and equity securities) shall be allocated among the Units Transferred in the Drag-Along Sale in accordance with the Distribution Allocation after all cash consideration is so allocated (except that a member of management may, with such member's consent, receive securities pursuant to a management "rollover" which are not offered to all Members), (iii) cash amounts paid to the Members following the applicable closing (i.e. purchase price adjustment increases, earnout payments, escrow and holdback releases, and similar items) shall be allocated among the Units as such amounts would have been allocated at the applicable closing had such amounts been included in the Aggregate Consideration and apportioned in accordance with the Distribution Allocation, and (iv) amounts payable directly by the Members (rather than from escrow or holdback) following the applicable closing (i.e. pursuant to purchase price adjustment decreases, indemnity obligations, and similar items) shall be allocated among the Units Transferred in the Drag-Along Sale (and paid accordingly by the Members which held such Units as of the applicable closing) to reflect the reduction in consideration, if any, which each Unit Transferred in the Drag-Along Sale would have suffered at the applicable closing had such amounts been deducted from the Aggregate Consideration for purposes of determining the apportionment in accordance with the Distribution Allocation (except that indemnification obligations that relate solely to a particular Member, such as indemnification with respect to representations and warranties made by a Member with respect to such Member (or such Member's ownership of securities in the Company) or covenants made by such Member, shall be borne only by such Member and shall not be deemed to reduce the Aggregate Consideration).

(d)   Notwithstanding anything contained in this **Section 6.02** to the contrary, in connection with a Drag-Along Sale: (i) no Member will be required to grant any indemnification rights except indemnification rights which substantially reflect the provisions of clause (c) above; and (ii) no Member which is an institutional investor or investment fund (or an Affiliate thereof) shall be required to enter into any non-competition arrangement (provided that employees may be required to do so).

Section 6.03   Redemption Right.

(a)   A "**Redemption Event**" shall mean the occurrence of any of the following, (i) a Class B Member's or Class C Member's proposed Transfer of any Class B Units or Class C Units, as applicable, pursuant to **Section 6.01(b)**, (ii) a Class B Member's or Class C Member's Transfer or proposed Transfer of any Class B Units or Class C Units, as applicable, in violation of the terms of this Agreement including, without limitation, **Section 6.01(a)** or **Section 6.01(b)**, or (iii) the mutual written agreement of the applicable Class B Member or Class C Member, on the one hand, and the Company, on the other hand, for the Company to purchase and redeem such Class B Member's or Class C Member's applicable Class B Units or Class C Units under this **Section 6.03**.

(b)   The Company shall have the right, but not the obligation, upon the occurrence of a Redemption Event (as hereafter defined), subject to **Section 6.01(b)**, exercisable by the Company upon written notice (the "**Redemption Notice**") to the applicable Class B Member or Class C Member (including a Transferor if the Redemption Event occurs in connection with a Transfer of such Member's Units under **Section 6.01**, the "**Redeemed Member**"), to purchase and redeem the sum of such Member's Units equal to (i) if the Redemption Event occurs in connection with a Member's Transfer or proposed Transfer of Units, any or all of the Transferor Units and (ii) any or all of the other applicable Class B Units or Class C Units owned or held by such Redeemed Member (as applicable, collectively, the "**Redeemed Units**") at a purchase price per Redeemed Unit equal to the Purchase Price as determined pursuant to **Section 6.03(c)**. Such Redemption Notice shall set forth: (1) the date that the Company will exercise such right, (2) the name of the Redeemed Member, and (3) the number of Redeemed Units to be purchased from such Redeemed Member. Subject to the provisions of **Section 6.03(c)** permitting the Company to abandon the purchase if the Purchase Price is established by appraisal, the Company shall purchase the Redeemed Units described in the Redemption Notice from the Redeemed Member and the Redeemed Member shall sell the Redeemed Units described in the Redeemed Notice to the Company at the price established in accordance with **Section 6.03(c)** of this Agreement and on the date set in accordance with the provisions of **Section 6.03(c)** of this Agreement. The Manager shall have the sole right, in its sole discretion, to cause the Company to exercise the purchase and redemption rights set forth in this **Section 6.03** with respect to any Class B Member or Class C Member.

(c)   If the Company exercises its rights under **Section 6.03(b)** to purchase the Redeemed Units of a Class B Member or Class C Member, the following provisions shall apply to the determination of the Purchase Price:

(i)   For purposes of this **Section 6.03**, the "**Purchase Price**" per Redeemed Unit shall be: (A) if the Redemption Event occurs in connection with **Section 6.03(a)(i)** from a Transfer or proposed Transfer of such Member's Units under **Section 6.01(b)**, then the Purchase Price shall be the at the same price and on the same terms as set forth in the Sale Notice or (B) if the Redemption Event occurs in connection with **Section 6.03(a)(ii)** or **Section 6.03(a)(iii)**, the Purchase Price will be based on the fair market value of the Company as of the date of receipt by the Redeemed Member of a Redemption Notice, as determined by the Manager pursuant to: (x) a valuation report prepared by a professional appraiser of reputable skill and knowledge, to be selected by the Manager in its good faith discretion, setting forth the value of the Redeemed Units without any discount for a lack of control or marketability, or (y) any other reasonable valuation method selected by the Manager, including the safe harbor valuation method described in IRS Notice 2005-43; provided, however, that, if within thirty (30) days after the date of receipt by the Redeemed Member of a Redemption Notice, the Redeemed Member provides written notice to the Company that the Redeemed Member does not agree to the value of the Redeemed Units or the Purchase Price for such Redeemed Units, the value of the Redeemed Units to be purchased shall be determined according to the appraisal procedure set forth below.

(ii)   If the Purchase Price is to be determined pursuant to **Section 6.03(c)(i)(B)** and the Company and the Redeemed Member fail to agree to the Purchase Price within thirty (30) days following the Redeemed Member's timely delivery of notice set forth above, the Redeemed Member shall select an appraiser of sufficient qualifications and experience, and reasonably acceptable to the Company, and shall cause such appraiser to submit a written appraisal of the value of the Company as a going concern. In addition, the Company shall select an appraiser of sufficient qualifications and experience, and reasonably acceptable to the Redeemed Member, and shall cause such appraiser to submit a written appraisal to the Company of the value of the Company as a going concern. Each of the Company and the Redeemed Member shall be responsible for the cost of their respective appraisals. If the appraisals submitted by the appraisers do not differ by more than ten percent (10%) of the higher appraisal, then the Purchase Price shall be the average of the two appraisals. If the appraisals differ by more than ten percent (10%) of the higher appraisal, the two appraisers shall select a third appraiser who promptly shall submit an appraisal of the value of the Company as a going concern, and the Purchase Price shall be the average of such third appraisal and whichever of the first two appraisals that is closest to the third appraisal. The costs of the third appraisal, if required in accordance with the terms hereof, shall be borne one-half (1/2) by the Redeemed Member and one-half (1/2) by the Company.

(iii)   The Company may abandon the purchase of the Redeemed Units pursuant to **Section 6.03(b)** at any time prior to the closing (as described in **Section 6.03(d)**) if the Purchase Price is

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determined by appraisal, in which case the Company shall be obliged to reimburse the Redeemed Member for any reasonable legal, accounting or appraisal costs incurred by the Redeemed Member up to the date of abandonment of such purchase of Redeemed Units in connection with the Redemption Notice.

(d)   The closing of the purchase of any Redeemed Units by the Company pursuant to **Section 6.03(b)** shall take place at the principal office of the Company on the date and at the time selected by the Company, which shall be (i) not more than ninety (90) days after the issuance of a Redemption Notice pursuant to **Section 6.03(b)**, if such sale is at a Purchase Price established pursuant to **Section 6.03(c)(i)(A)** or if established pursuant to **Section 6.03(c)(i)(B)**, is not disputed by the Redeemed Member within thirty (30) days, or (ii) not more than sixty (60) days following the establishment of the Purchase Price by appraisal pursuant to **Section 6.03(c)(i)**. At the closing: (A) the Redeemed Member shall take all such actions and execute all documents and instruments as may then be necessary or desirable in order to transfer title to the Redeemed Units purchased to the Company free and clear of all liens, encumbrances and interests of others, and (B) in the absence of an agreement to the contrary or the payment of all of the Purchase Price at the closing of the purchase and sale of any Redeemed Units, payment of the Purchase Price shall be made by the Company as follows:

(i)   an amount equal to at least twenty percent (20%) of the aggregate Purchase Price to be paid by the Company shall be paid to the Redeemed Member in cash, by wire transfer of immediately available funds or by certified check at the closing; and

(ii)   the balance of the aggregate Purchase Price to be paid by the Company shall be paid by delivery to the Redeemed Member at the closing of an unsecured, subordinated promissory note duly executed by the Company, providing for payment of the balance in five (5) equal successive annual installments with concurrent interest payments on the unpaid balance at the prime rate in effect from time to time announced at the commercial bank which is then the principal depository of the Company's funds plus two percent (2%).

(e)   Each Class B Member and Class C Member acknowledges and agrees that, if such Member becomes obligated to sell any Class B Units or Class C Units to the Company under this **Section 6.03** and refuses or fails to deliver such Units in accordance with the terms of this **Section 6.03**, the Company may, at its option, in addition to all other remedies that the Company may have, send to such Member the purchase price for such Units, as is specified in **Section 6.03(c)** and **Section 6.03(d)**, and transfer to the name of the Company on the Company's books any certificates, instruments, or book entry representing such Units to be sold. Each such Member hereby irrevocably appoints the Founder (or such other Person designated in writing by the Founder) as its agent and attorney in fact, which appointment is coupled with an interest, to execute and deliver to the Company such transfer powers and other documents and instruments which such Member or such Member legal representative refuses or fails to execute and deliver in accordance with this **Section 6.03**.

Section 6.04   Form of Assignment.

(a)   No assignment of all or any portion of a Member's Units or interest in the Company, though otherwise permitted by this Agreement, shall be valid and effective and the Company shall not recognize the same for the purpose of Distributions or for the allocation of Net Income or Loss with respect to such Units or interest until there is filed with the Company an assignment or similar instrument in writing that is in a form acceptable to the Manager.

(b)   After receiving an executed assignment or similar instrument as described in paragraph (a) of this **Section 6.04**, the Company shall make all further Distributions and allocate any Net Income or Loss to the assignee with respect to the interest transferred.

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(c)   The Manager may, in its sole discretion, as a condition to any Transfer permitted by **Section 6.01(c)**, require that, upon the effective time of such transfer, the transferee shall irrevocably appoint such person as the Manager may designate at such time (or, if such initial designee is a Person other than the transferring Member, from time to time in the Manager's sole discretion) as such transferee's proxy and attorney-in-fact (with full power of substitution), for and in the name of such transferee, to vote the transferred Units at any meeting of the Members, or at any adjournment thereof or in any other circumstances upon which the vote, agreement, consent (including written consent to an action in lieu of a meeting of Members), or other approval of the Members may be sought, in the discretion of such proxy and attorney-in-fact and such proxy and attorney-in-fact may evidence the taking of any action, giving of any consent, or the voting of any Units by the execution of any instrument or other document in the name of the transferee.

Section 6.05   Admission of Members.

(a)   In connection with the Transfer of any Class B Units or Class C Units, as applicable, the holder thereof shall deliver written notice to the Company prior to such proposed Transfer pursuant to **Section 6.01(b)** and, in addition to any information or items required under **Section 6.01(b)**, such other information and items as reasonably required by the Manager, including, an opinion of counsel reasonably acceptable to the Company to the effect that such Transfer of Class B Units or Class C Units, as applicable, may be effected without registration of such Class B Units or Class C Units, as applicable, under the Securities Act.

(b)   Notwithstanding any Transfer of Units otherwise permitted by this Agreement, the transferee of Units or an interest in the Company may be admitted as a Member of the Company only with the approval of the Manager and upon furnishing to the Manager all of the following:

(i)   acceptance, in form reasonably satisfactory to the Manager, of all the terms of this Agreement;

(ii)   such other documents or instruments as may be required by the Manager or by applicable law in order to effect admission as a Member; and

(iii)   payment by the transferee of such reasonable expenses as may be incurred in connection with admission as a Member.

(c)   Upon compliance with all conditions and provisions hereof applicable to such transferee becoming a Member, such transferee and the other Members (including the transferor) shall execute and deliver such amendments hereto and/or to the Certificate of Formation as are necessary or desirable to constitute such transferee as a Member of the Company.

(d)   If a transferee of Units is not admitted as a Member, such transferee shall be entitled only to receive the distributions and allocations of Net Income or Loss pertaining to the Units so transferred, and shall have no other rights.

ARTICLE VII
DISSOLUTION

Section 7.01   Dissolution. The Company shall be dissolved upon: (a) any Deemed Liquidation Event (other than an event described in clause (i) or clause (iii) of the definition of Deemed Liquidation Event); or (b) the vote of the Members pursuant to **Section 5.01(c)**. The Company shall continue upon the bankruptcy, death, dissolution, expulsion, incapacity, or withdrawal of any Member so long as there is at least one remaining Member.

Section 7.02   Winding up the Company. Upon dissolution, the Company shall immediately commence to wind up its affairs and distribute its assets. The Members shall continue to share in Distributions and Net Income or Loss during the period of liquidation in the same proportions as before the dissolution. The property and proceeds from liquidation of Company assets shall be applied as follows:

(a)   The Manager shall apply the Company's assets to the payment of all liabilities owing to creditors in accordance with applicable law. The Manager shall set up such reserves as it deems reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company. Said reserves may be paid by the Manager upon dissolution to a bank or trust company to be held in escrow for the purpose of paying any such contingent or unforeseen liabilities or obligations and, at the expiration of such period or occurrence of such events as the Manager may in establishing such reserves deem advisable, such reserves shall be distributed to the Members or their assigns in the manner set forth in **Section 7.02(b)**.

(b)   After paying liabilities and providing for reserves in accordance with **Section 7.02(a)**, the Manager shall make a final allocation of Net Income or Net Loss, as the case may be, and other items to the Members' Capital Accounts in accordance with **Article III**, which allocation shall take into account any unrealized gains and losses with respect to assets to be distributed in kind in accordance with Sections 1.704-1(b)(2)(iv)(e) and 1.704-1(b)(2)(iv)(f) of the Treasury Regulations. The remaining assets of the Company shall then be distributed to and among the Members in accordance with **Section 3.02**. In the event that any part of such remaining assets consists of property, securities, or accounts receivable or other non-cash assets, the Manager may, but need not, take such steps as it deem appropriate to convert such assets into cash or into any other form that would facilitate the distribution thereof. No Member shall have the right to demand or receive property or other assets other than cash in return for its contribution.

Section 7.03   Termination. The dissolution of the Company shall be effective on the date that the event causing such dissolution occurs, but the Company shall not terminate until all of its assets have been distributed in accordance with **Section 7.02** hereof.

Section 7.04   Final Statement. As soon as practicable after the dissolution of the Company, a final statement of its assets and liabilities shall be prepared and furnished to all Members.

ARTICLE VIII
BOOKS AND ACCOUNTS

Section 8.01   Delivery of Financial Statements. The Company will provide each Member with customary reporting, no less frequently than annually, including: (a) a capitalization table showing the number of Units of each class and series in sufficient detail as to permit each Member to calculate its Percentage Interest; and (b) a copy of any financial statement provided to the Company by any subsidiary of the Company.

Section 8.02   Books. The Manager shall keep or cause to be kept books of account in which shall be entered fully and accurately in all material respects the transactions of the Company. All books and records, this Agreement and all amendments hereto, and all documents required to be maintained pursuant to the Act shall at all times be maintained at the principal office of the Company and shall be open to the inspection and examination of each Member or such Member's representatives during ordinary business hours upon reasonable notice; subject to any condition that the Manager may require that any Member desiring to inspect and examine such documents execute and deliver to the Company a written agreement to keep such documents confidential and to only use and disclose such documents for a legitimate business purpose of the Company or the Member that will not cause, or be reasonably likely to cause, any damage, harm, embarrassment, or liability to the Company or its Members. The Manager shall furnish or cause to be furnished to all Members a report of the affairs of the Company at least annually and shall timely furnish, on a quarterly and annual basis, such additional information as the Members may need to prepare their income tax returns and pay quarterly estimated income taxes.

Section 8.03   Accounting Method. The accounting method for both book and tax purposes shall be the cash receipts and disbursements methods, unless another permissible method is elected by the Manager.

Section 8.04   Partnership Representative.

(a)   Nicole Cober Johnson, Esq. shall be designated the "partnership representative" (the "**Partnership Representative**") as defined in Code Section 6223, and the Company, the Manager and the Members shall complete any necessary actions (including executing any requested certificates or other documents) to effect such designation. The Partnership Representative may make any elections available to be made as Partnership Representative, including the election described in Code Section 6226(a)(1). In the event that the Company becomes liable for any taxes, interest or penalties under Section 6225 of the Code, (i) each Person that was a Member of the Company for the taxable year to which such liability relates shall indemnify, defend and hold harmless the Company for such Person's allocable share of the amount of such tax liability, including any interest and penalties associated therewith, (ii) the Company may cause the Members (including any former Member) to whom such liability relates to pay, and each such Member hereby agrees to pay, such amount to the Company, and such amount shall not be treated as a Capital Contribution, and (iii) without reduction to a Member's (or former Member's) obligations under this **Section 8.04(a)**, any amount paid by the Company that is attributable to a Member (or former Member), and that is not paid by such Member pursuant to clause (ii) above, shall be treated for purposes of this Agreement as (x) a distribution to such Member (or former Member) under **Section 3.02** and **Section 7.02**, and (y) a reduction to such Member's Capital Account balance. The obligations of the Members pursuant to this **Section 8.04(a)** shall survive the termination of any Member's interest in the Company.

(b)   The Partnership Representative shall be authorized to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend the Company's funds for professional services reasonably incurred in connection therewith. Each Member agrees to cooperate with the Company and to do or refrain from doing any or all things reasonably requested by the Company with respect to the conduct of such proceedings.

ARTICLE IX
GENERAL

Section 9.01   Other Business Interests. Unless otherwise agreed in a contract to the contrary, each Member may have other business interests and investments (whether or not in competition with the business and/or investments of the Company) and may engage in any other business, trade, profession, or employment whatsoever (whether or not in competition with the business and/or investments of the Company), on his, her or its own account or in partnership, or as a consultant, employee, officer, director, or stockholder of any other Person. Neither the Company nor any other Member shall have any right or interest in any such business, investment, trade, profession, or employment by reason of this Agreement.

Section 9.02   Notices. All notices, requests, demands and other communications required or permitted under this Agreement (a) must be in writing, (b) will be duly given (i) when delivered personally to the recipient, (ii) one (1) business day after being sent to the recipient by nationally recognized overnight private carrier (charges prepaid) or by facsimile transmission (with confirmation of delivery retained), and (c) addressed of the intended recipient set forth opposite such Person's name on **Schedule A** at the end of this Agreement. Any Member may change its address by giving written notice to the other Members in a manner conforming to the notice provisions hereof.

Section 9.03   **Further Assurances**. Except as may be herein specifically provided to the contrary, the provisions of this Agreement shall be self-operative and shall not require further agreement by the Company or any Member; provided, however, that, at the request of the Company, the Members shall execute such additional instruments and take such additional acts as are reasonable and as the Company may reasonably deem necessary to effectuate this Agreement.

Section 9.04   **Severability**. If any provision of this Agreement is determined to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement remain in full force, if the essential terms and conditions of this Agreement for each party remain valid, binding, and enforceable.

Section 9.05   **Interpretation**. The terms of this Agreement are intended to supersede any waivable term of the Act that is different from or inconsistent with the terms of this Agreement. The headings in this Agreement are for convenience of reference only. They shall not be considered to be a part of this Agreement, and they in no way define, limit, extend or describe the scope or intent of any provision hereof. In this Agreement, (a) unless otherwise provided, references to "Section(s)" and "Schedule(s)" refer to the corresponding section(s), and schedule(s) of or to this Agreement and each schedule is hereby incorporated into this Agreement by reference; (b) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case as amended or otherwise modified from time to time; (c) reference to a contract, instrument or other document as of a given date means the contract, instrument or other document as amended, supplemented and modified from time to time through such date; (d) words in the singular or plural form include the plural and singular form, respectively, (e) all pronouns and any variation thereof shall be construed to refer to such gender and number as the identity of the subject may require; (f) the terms "*include*" and "*including*" shall mean "*includes, without limitation*" and "*including, without limitation*"; (g) the term "*or*" shall mean "*and/or*"; (h) any reference in this Agreement to the singular includes the plural where appropriate; (i) the word "or" is not exclusive; (j) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole; and (k) any reference to amounts of money expressed in dollars are references to United States dollars unless otherwise indicated.

Section 9.06   **Construction**. Each Member participated in the negotiation and drafting of this Agreement, assisted by such legal and tax counsel as it desired, and contributed to its revisions. No rule of strict construction shall be applied against the Company or any Member and any ambiguities with respect to any provision of this Agreement shall be construed fairly as to all of the Company and the Members and not in favor of or against any of the Company or any Member, regardless of which party to this Agreement was generally responsible for preparation of this Agreement.

Section 9.07   **Binding Effect**. This Operating Agreement shall be binding upon and inure to the benefit of the Members and their permitted successors and assigns.

Section 9.08   **Creditors**. None of the provisions of this Agreement shall be for the benefit of, or enforceable by, any creditor of the Company or any creditor of a Member.

Section 9.09   **Validity**. In the event that any provision of this Agreement shall be held to be invalid, the same shall not affect in any respect whatsoever the validity of the remainder of this Agreement.

Section 9.10   Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. The validity, interpretation, construction and performance of this Agreement and any and all actions, claims, disputes or litigation of any kind (whether at law, in equity, in contract, in tort, or otherwise) arising under or relating to this Agreement shall be governed by the laws of the State of Delaware, without regard to any conflict of law provisions thereof, including Delaware's laws relating to applicable statute of limitations and burdens of proof and available remedies. This Agreement has been executed and delivered in and shall be deemed to have been made in the State of Delaware. Each party hereby (a) agrees to the exclusive jurisdiction of any state or federal court within the State of Delaware with respect to any actions, claims, disputes or litigation arising under or relating to this Agreement, (b) waives, to the fullest extent permitted by law, any objection which each such party may now or hereafter have to venue of any such action, claim, dispute or litigation arising under or relating to this Agreement brought in such court or any defense of inconvenient forum for maintenance of such dispute, (c) waives personal service of process upon it, and (d) consents that all services of process be made by registered or certified mail (postage prepaid, return receipt requested) directed to it at its address as set forth on **Schedule A** and service so made shall be complete when received. Nothing in this **Section 9.10** shall affect the rights of the parties to serve legal process in any other manner permitted by law. Each party agrees that a judgment in any such actions, claims, disputes or litigation arising under or relating to this Agreement may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. EACH PARTY HEREBY WAIVES ITS RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING SEEKING ENFORCEMENT OF SUCH PARTY'S RIGHTS UNDER THIS AGREEMENT.

Section 9.11   Amendment/Waiver. Except as otherwise expressly set forth in this Agreement, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Manager. Any amendment or waiver effected in accordance with this **Section 9.11** shall be binding upon each Member and the Company, even if they do not execute such consent. Notwithstanding the foregoing, this Agreement may not be amended in a manner that would disproportionately adversely affect a Member and the observance of any term hereunder may not be waived with respect to any particular Member without the written consent of such Member, unless such amendment applies to all Members in the same fashion; provided, however, that amending this Agreement to reflect the issuance of additional Units or new classes of Units in accordance with **Section 2.05(e)** shall not be deemed to disproportionately adversely affect a Member. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition, or provision.

Section 9.12   Attorneys' Fees. In the event that any suit or action is commenced under or in relation to this Agreement, to the extent that a court of competent jurisdiction determines in a final, non-appealable order that any party to the litigation has breached this Agreement or is not entitled to the remedies sought by such party, the prevailing party in such a dispute shall be entitled to re-cover from the non-prevailing party all fees, costs and expenses incurred by the prevailing party in conducting the suit or action, including its reasonable attorneys' fees, costs and expenses.

Section 9.13   Exculpation/Indemnification.

(a)   Exculpation. No Member, nor any Manager (each, a "**Covered Person**"), shall be liable to the Company or any other Covered Person for any loss, damage, or claim incurred by reason of any act or omission performed or omitted by such Covered Person on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, and in the case of any criminal matter, in a manner reasonably believed to be lawful, except in each case that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's intentional misconduct or fraud. A Covered Person shall be fully protected in, and shall have no liability to the Company or any Member resulting from its relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, profits, losses, or net cash flow or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

(b)   Indemnification.

(i)   To the greatest extent not inconsistent with the laws and public policies of Delaware, the Company shall indemnify any Covered Person, as a matter of right, against any loss, liability, damages, and expenses (including reasonable attorneys' fees) incurred by such Person in connection with any claim, whether pending or threatened, against such Covered Person because such Person is or was a Member or a Manager; provided that the Covered Person has met the standard of conduct for indemnification set forth in **Section 9.13(b)(iii)**. To the maximum extent permitted by the law, the Company shall pay for or reimburse the reasonable attorneys' fees and court costs incurred by a Covered Person in connection with any such claim ("**Litigation Expenses**") in advance of final disposition thereof if (x) the Covered Person furnishes the Company a written affirmation of the Covered Person's good faith belief that it has met the standard of conduct for indemnification described in **Section 9.13(b)(iii)** and (y) the Covered Person furnishes the Company a written undertaking (which may also include a bond if required by the Manager), executed personally or on such Covered Person's behalf, to repay the advance if it is ultimately determined that such Covered Person did not meet such standard of conduct. The Company shall indemnify a Covered Person who is wholly successful, on the merits or otherwise, in the defense of any such proceeding, as a matter of right, against Litigation Expenses incurred by the Covered Person in connection with any such claim. Upon demand by a Covered Person for indemnification or advancement of Litigation Expenses, as the case may be, the Company shall expeditiously determine whether the Covered Person is entitled thereto in accordance with this Section.

(ii)   The Company shall have the power, but not the obligation, to indemnify any Person who is or was an officer, employee, or agent of the Company or was serving as such at the request of the Company to the same extent as if such Person was a Covered Person.

(iii)   Indemnification of a Covered Person is permissible under this **Section 9.13(b)** only if (x) such Covered Person reasonably believed that such Covered Person's conduct was within the authority delegated to such Covered Person by this Agreement or by the Manager; (y) in the case of any criminal proceeding, such Covered Person reasonably believed that such Covered Person's conduct was lawful; and (z) the actions of such Covered Person giving rise to such liability are not adjudged in any such proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere*, or its equivalent, to have been intentional misconduct or fraud.

(iv)   Nothing contained in this **Section 9.13(b)** shall limit or preclude the exercise or be deemed exclusive of any right under the law, by contract or otherwise, relating to indemnification of or advancement of Litigation Expenses to any Person who is or was a Member or a Manager of the Company or is or was serving at the Company's request as a director, officer, partner, manager, trustee, employee, or agent of another foreign or domestic company, partnership, association, limited liability company, corporation, joint venture, trust, employee benefit plan, or other enterprise, whether for-profit or not. Nothing contained in this **Section 9.13(b)** shall limit the ability of the Company to otherwise indemnify or advance Litigation Expenses to any Person. It is the intent of this **Section 9.13(b)** to provide indemnification to Covered Persons to the fullest extent now or hereafter permitted by the law consistent with the terms or conditions of this **Section 9.13(b)**. Indemnification shall be provided in

4873-6554-2059.6

accordance with this **Section 9.13(b)** irrespective of the nature of the legal or equitable theory upon which a claim is made, including negligence, breach of duty, mismanagement, waste, breach of contract, breach of warranty, strict liability, violation of federal or state securities law, violation of the Employee Retirement Income Security Act of 1974, as amended, or violation of any other state or federal law or violation of any law of any other jurisdiction.

Section 9.14 **Equitable Remedies**. The Company and the Members acknowledge and agree that money damages may not be an adequate remedy for any breach or threatened breach of this Agreement and, because such breach or threatened breach would constitute irreparable damage to the other parties, each of the Company and the Members agrees that, in the event of any breach or threatened breach by another party or its current or future Affiliates of any covenant or obligation contained in this Agreement, the non-breaching party or parties shall be entitled (in addition to any other remedy that may be available to it, at law or in equity, including monetary damages), to apply for (a) an order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the necessity of posting any bond or other surety as a condition to the issuance or granting of such relief. Nothing herein shall be construed as prohibiting the non-breaching party or parties from pursuing any other remedies available to it or them for such breach or threatened breach, including the recovery of damages from the breaching party or parties.

Section 9.15 **No Third-Party Beneficiaries.** The parties do not intend to confer and this Agreement shall not be construed to confer any rights or benefits to any person, firm, group, corporation or entity other than the parties and/or their respective heirs, successors and permitted assigns in accordance with **Article VI** hereof; provided, however, that the parties hereby designate the Covered Persons as third party beneficiaries of **Section 9.13** and this **Section 9.15**, entitled to enforce such **Section 9.13** and this **Section 9.15** in accordance with the terms and conditions thereof and hereof.

Section 9.16 **Counterparts**. The parties may execute this Agreement in multiple counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one and the same agreement. The parties may deliver executed signature pages to this Agreement by electronic (PDF) or other electronic transmission. No party may raise (a) the use of an electronic (PDF) or other electronic transmission to deliver a signature or (b) the fact that any signature, agreement or instrument was signed and subsequently transmitted or communicated through the use of an electronic (PDF) or other electronic transmission as a defense to the formation or enforceability of a contract, and each party forever waives any such defense.

Section 9.17 **Entire Agreement**. This Agreement contains the entire contract between the parties with respect to the subject matter of this Agreement and supersedes any oral or written proposals, statements, discussions, negotiations or other agreements prior to or contemporaneous with this Agreement. There are no representations, agreements, arrangements, or understandings, oral or written, between or among any of the Members relating to the subject matter of this Agreement that are not fully expressed herein. The provisions of this Agreement may not be explained, supplemented, or qualified through evidence of trade usage or a prior course of dealings. There are no conditions precedent to the effectiveness of this Agreement, other than those expressly stated in this Agreement.

[Signature Page Follows]

4873-6554-2059.6

IN WITNESS WHEREOF, this Agreement is executed as of the date set forth below, to be effective as of the first date and year set forth above.

COMPANY:

By: **BOW HOLDINGS LLC**,
      its Manager

By: _____

      Name: Witikio A. Favaroth
      Title: President
      Date: March 31, 2024

IN WITNESS WHEREOF, this Agreement is executed as of the date set forth below, to be effective as of the first date and year set forth above.

ACCEPTANCE BY MANAGER:

The undersigned hereby agrees to perform the duties of and to assume the obligations of a Manager pursuant to the terms of this Agreement:

BOW HOLDINGS LLC

By: _____

Name: Witikio A. Favaroth
Title: President
Date: March 31, 2024

IN WITNESS WHEREOF, this Agreement is executed as of the date set forth below, to be effective as of the first date and year set forth above.

CLASS A MEMBERS:

BOW HOLDINGS LLC

By: _____   Address:
                                          2000 M Street, NW
Name: Witikio A. Favaroth   Suite 750B
Title: President   Washington, DC 20036
Date: March 31, 2024

IN WITNESS WHEREOF, this Agreement is executed as of the date set forth below, to be effective as of the first date and year set forth above.

CLASS B MEMBERS:

(*Executed via Joinder*)

IN WITNESS WHEREOF, this Agreement is executed as of the date set forth below, to be effective as of the first date and year set forth above.

CLASS C MEMBERS:

(*Executed via Joinder*)

SCHEDULE A
UNITS **

Member	Address	Type of Units	Percentage Interest (Class A)	Percentage Interest (All Units)
BOW Holdings LLC	2000 M Street, NW, Suite 750B Washington, DC 20036 Attn: Aimee Griffin, Esq. Email: Aimee@lifeandlegacy.law	Class A Units	100%	100%
		Total Class A Units:	**100.00%**	100%

		TOTALS (All Members):	**100.00%**

**To be updated

<u>**EXHIBIT A**</u>
INITIAL MANAGER AND INITIAL OFFICERS

<u>**MANAGER**</u>

The initial Manager of the Company shall be BOW Holdings LLC**.**

<u>**OFFICERS**</u>

The initial officers of the Company shall be as follows:

Chief Executive Officer – Nicole Cober Johnson, Esq.

President – Witikio A. Favaroth

Chief People Officer/Secretary – Dr. Keisha Mack

Chief Financial Officer – S. Kathryn Allen, Esq.

Chief Development Officer – Theresa Harrison

Chief Legal Officer – Aimee Griffin, Esq.

EXHIBIT B
MEMBER REPRESENTATIONS, WARRANTIES AND COVENANTS

Representations, Warranties and Covenants. Each Member hereby represents, warrants and covenants to, and agrees with, the Manager, the other Members and the Company as follows:

(a) **Investment Intent**. Such Member is acquiring (or has acquired) the Units for investment purposes for such Member's own account only, and not with a view to or for sale in connection with any distribution of all or any part of the Units.

(b) **No Registration of Interest**. Such Member acknowledges that the Units have not been registered or qualified under the Securities Act, based in part on such Member's representations, warranties and agreements set forth in this Agreement. Such Member represents, warrants, and agrees that neither the Company nor the Manager is under any obligation to register or qualify the Units under the Securities Act or to assist such Member in complying with any exemption from the registration or qualification requirements of the Securities Act.

(c) **Restricted Securities**. Such Member understands that the Units are considered "restricted securities", as that term is defined in Rule 144 under the Securities Act, and that the Units may not be resold in the absence of an effective registration statement under the Securities Act, except in certain limited circumstances.

(d) **No Disposition in Violation of Law**. Without in any way limiting the generality of the representations and warranties set forth herein, such Member shall not make any disposition of all or any part of such Member's Units which would result in a violation by such Member or by the Company of any applicable securities Laws. Without limiting the foregoing, such Member agrees not to make any disposition of all or any part of the Units unless and until the following conditions are fully satisfied:

(i) There is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement and any other requirements of applicable securities Laws; or

(ii) Such Member (A) has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (B) if reasonably requested by the Manager, such Member has furnished the Company with a written opinion of counsel, satisfactory to the Company, that such disposition will not require registration or qualification under any applicable securities Laws.

(e) **Investment Risk**. Such Member acknowledges that the Units are a speculative investment which entails a substantial risk of loss by such Member. Such Member has the financial ability to bear the economic risk of its participation in the Company, has adequate means of providing for its current needs and contingencies and has no need for liquidity with respect to its investment in the Units. Such Member is financially able to bear the economic risk of an investment in the Units, including the total loss of such investment.

(f) **Information Reviewed**. Such Member has received and reviewed all information that such Member considers necessary or appropriate in deciding whether to purchase the Units. Such Member has had ample opportunity to ask questions and receive answers from the Company and its management regarding the terms and conditions of the offer and sale of the Units and the business, financial affairs and other aspects of the Company, and has further had ample opportunity to obtain all information (to the extent the Company possesses or can acquire such information without unreasonable effort or

Exhibit B to BOW Enterprises LLC Agreement

1

4873-6554-2059.6

expense) which such Member deems necessary to evaluate the investment and to verify the accuracy of any information otherwise provided to such Member. Such Member is purchasing (or has purchased) its Units in reliance solely on (i) its independent verification of the accuracy of any documents delivered by the Company or its management to such Member; and (ii) the opinions and advice of consultants engaged by such Member regarding the Company and an investment in the Units.

(g) **No Representations by Company**. No Manager, nor any agent or representative of the Company, nor any other Person has at any time expressly or implicitly represented, guaranteed or warranted to such Member (i) any particular result of an investment in the Units; (ii) the occurrence or frequency of any cash Distributions made by the Company to the Members (other than Distributions required by the terms of this Agreement); or (iii) the existence or realization of any tax benefits resulting from an investment in the Company. Such Member acknowledges that neither past performance nor experience on the part of the Manager or its Affiliates or any other Person is an indicator of the results of an investment in the Units or the overall success of the Company and its business.

(h) **Consultation with Attorney**. Such Member has been advised to consult with such Member's own attorney regarding all legal matters concerning an investment in the Company and the tax consequences of participating in the Company, and has done so, to the extent such Member considers necessary.

(i) **Tax Consequences**. Such Member acknowledges that the tax consequences to such Member of investing in the Company will depend on such Member's particular circumstances, and neither the Company, any Manager, the other Members, nor the shareholders, members, managers, agents, officers, directors, employees, Affiliates or consultants of any of them will be responsible or liable for the tax consequences to such Member of an investment in the Company. Such Member will look solely to, and rely only upon, such Member's own advisers with respect to the tax consequences of an investment in the Company.

(j) **Indemnity**. Each Member shall indemnify, hold harmless and defend the Company, the Managers, each and every other Member, and each of their respective Affiliates against any and all losses, liabilities, costs and expenses (including attorneys' fees, judgments, fines, and amounts paid in settlement) arising from, related to or incurred in connection with any misrepresentation, misstatement, omission of facts or breach made by such Member in this **Exhibit B**.

EXHIBIT C
JOINDER

[*See Form of Joinder on Following Page*]

Exhibit C to BOW Enterprises LLC Agreement

4873-6554-2059.6

FORM OF JOINDER TO
LIMITED LIABILITY COMPANY AGREEMENT OF
BOW ENTERPRISES LLC

This JOINDER (including the Consent of Spouse, if applicable, attached hereto as **Annex 1** and incorporated herein, collectively, the "**Joinder**") to the Limited Liability Company Agreement of BOW Enterprises LLC, a Delaware limited liability company (the "**Company**"), dated as of March 11, 2024, as amended or restated from time to time, by and among the Members of the Company (the "**Agreement**"), is made and entered into as of Enter Date by and between the Company and the individual or entity signing this Joinder as "Holder" signature page hereto ("**Holder**"). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, on the date hereof, Holder has acquired # Units Class [●] Units from the [Company][Insert Name if Acquiring from Other than Company] and the Agreement and the Company require Holder, as a holder of such Class [●] Units, to become a party to the Agreement, and Holder agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

1.   Agreement to be Bound. Holder hereby (i) acknowledges that it has received and reviewed a complete copy of the Agreement and (ii) agrees that upon execution of this Joinder, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto.

2.   Schedule A. For purposes of **Schedule A** to the Agreement, the address of the Holder is as follows:



Enter Address 1
Enter Address 1
City, State Zip Code
Attn: Name
Email: Email

3.   Governing Law. This Joinder and the Agreement, and the rights of the parties hereunder and thereunder, shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflicts of laws.

4.   Counterparts. This Joinder (including **Annex 1** attached hereto) may be executed in multiple counterparts (and may be transmitted via facsimile or other electronic submission) each of which shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

5.   Descriptive Headings. The descriptive headings of this Joinder are inserted for convenience only and do not constitute a part of this Joinder.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Joinder to the Limited Liability Company Agreement of the Company as of the date set forth in the introductory paragraph hereof.

COMPANY:

BOW ENTERPRISES LLC

By: _____

Name: Name
Title: Title
Date: Enter Date

HOLDER:

(*Use if Holder is an individual*)

_____
(Signature)
Name: Holder Name
Date: Enter Date

(*Use if Holder is an entity*)
Entity Name

By: _____

Name: Name
Title: Title
Date: Enter Date

ANNEX 1 TO JOINDER
CONSENT OF SPOUSE

I acknowledge that I have read the foregoing Operating Agreement of BOW ENTERPRISES LLC (the "**Agreement**") and that I understand its contents. I am aware that such Agreement contains provisions whereby my spouse agrees to sell all his/her interest, of any form, in BOW ENTERPRISES LLC (the "**Company**"), including, if any, our community interest in it, upon the occurrence of certain events, and that such Agreement also impose restrictions on the transfer of such ownership interest. I hereby consent to any sale of my spouse's interest in the Company pursuant to the Agreement, approve of the provisions of the Agreement, and agree that our community property interest, if any, is subject to the provisions of the Agreement and that I will take no action at any time to hinder operation of the Agreement in relation to that interest. Further, in the event of dissolution of my marriage or other event which necessitates the division of marital community property, I will assert no right, claim or other entitlement to the interest of my spouse in the Company so that full ownership of the interest therein shall thereafter remain with my spouse as his/her separate property notwithstanding that it may be subject to valuation for the purpose of achieving a fair and equitable division of our community property.

I AM AWARE THAT THE LEGAL, FINANCIAL AND OTHER MATTERS CONTAINED IN THE AGREEMENTS ARE COMPLEX AND I AM FREE TO SEEK ADVICE WITH RESPECT THERETO FROM INDEPENDENT COUNSEL. I HAVE EITHER SOUGHT SUCH ADVICE OR DETERMINED AFTER CAREFULLY REVIEWING THE AGREEMENTS THAT I WILL WAIVE SUCH RIGHT.

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(Name of Member)

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(Spouse Signature)
Name: Holder Name
Date: Enter Date

The foregoing is accepted by the Company as of the following date: Enter Date.